

RADIOSHACK CORPORATION






WEL OCUSED

Fort Worth-based RadioShack Corporation (NYSE: RSH) is the nation's most trusted consumer electronics specialty retailer of wireless communications, electronic parts, batteries and accessories, as well as other digital technology products and services. The first RadioShack store opened in Boston in 1921 and expanded to nine stores by 1963 at which time Tandy Corporation (known today as RadioShack Corporation) acquired the small retail chain. Throughout the next four decades the RadioShack chain has expanded to more than 7,200 locations nationwide. With this unprecedented retail distribution system it is estimated that 94 percent of all Americans live or work within five minutes of a RadioShack store or dealer. The company's knowledgeable sales associates and brand position "*You've got questions. We've got answers.*" support RadioShack's mission to demystify technology in every neighborhood in America.

FINANCIAL *highlights*

The amounts below have been adjusted, where applicable, for unusual charges. For amounts prepared in accordance with generally accepted accounting principles, please see Management's Discussion and Analysis and our consolidated financial statements in the 2001 Financial Review section of this Annual Report.

(In millions, except per share amounts and ratios)	2001	2000	1999
Net sales and operating revenues	$ 4,775.7	$ 4,794.7	$ 4,126.2
Gross profit (as adjusted)	$ 2,323.0 [1]	$ 2,369.6	$ 2,083.5
Operating income (as adjusted)	$ 508.4 [2]	$ 628.7 [3]	$ 506.9 [3]
Net income (as adjusted)	$ 291.8 [2]	$ 367.4 [3]	$ 303.8 [3]
Net income available per diluted common share (as adjusted)	$ 1.51 [2]	$ 1.84	$ 1.46 [3]
Cash flow from operations	$ 775.8	$ 116.5	$ 561.6
Total assets	$ 2,245.1	$ 2,576.5	$ 2,142.0
Total debt	$ 670.9	$ 781.5	$ 508.3
Stockholders' equity	$ 778.1	$ 880.3	$ 830.7
Common shares outstanding at year end	$ 176.8	$ 185.8	$ 190.7
Total debt as a percentage of total capitalization	46.3%	47.0%	38.0%
Return on average stockholders' equity (as adjusted)	33.0% [2]	43.0%	33.1% [3]
Return on invested capital (as adjusted)	19.9% [2]	22.1%	27.1% [3]
Return on assets (as adjusted)	12.1% [2]	15.6%	14.7% [3]

1 2001 adjusted gross profit excludes a $26.2 million charge for a write-down of non-strategic inventory product lines which we intend to exit.
2 2001 adjusted amounts exclude charges related to loss on sale of assets, impairment of long-lived assets, employee separation and other related costs, provision for loss on Internet-related investment, and store closure and non-strategic inventory charges.
3 2000 and 1999 adjusted amounts exclude provisions related to restricted stock awards.

Statements made in this annual report, which are forward-looking statements, involve risks and uncertainties about the financial condition and prospects of RadioShack. The actual results of RadioShack could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties including, but not limited to, economic conditions, terrorist activities, product demand, competitive products and pricing, consumer disposable income, the inability of RadioShack to execute its strategic initiatives and alliances, including the failure to successfully implement its business model and strategic business units strategy, as well as to collect the anticipated levels of residual income and other risks indicated in filings with the Securities and Exchange Commission such as RadioShack's most recent Forms 10-K and 10-Q.


FUJIFILM
DIGITAL CAMERA A101
1.3

"OUR *mission*... TO

demystify technology

IN EVERY NEIGHBORHOOD IN AMERICA"

Last year, RadioShack redefined its mission statement in a slight yet profound way. Our focus is no longer on providing solutions "... to the mass market," but rather "... in every neighborhood." RadioShack will become more specialized, tailoring our products and services throughout the country on a market-by-market basis. This slight shift in focus allows us to become much more relevant to our customers' needs and desires, and opens the door to significant growth opportunities.



LEONARD H. ROBERTS
Chairman and CEO

LETTER TO
shareholders

After years of record sales, RadioShack's focus is now to become even more profitable



7.7%
6.1%
00
01

ADJUSTED NET INCOME
(as a % of sales)



$593
00
-$48
01

FREE CASH FLOW
(in millions)

Clearly, 2001 was a challenging year for RadioShack and a most troubling year for our nation. Despite stronger sales in 1999 and 2000, we were pressed to post sales of $4.8 billion in 2001, the same as the prior year. While our balance sheet remains in strong financial condition, we simply did not deliver on our desired performance. And while we were quick to take action to right our course, we did not begin to see encouraging results until late in the year.

Thus, for the year and adjusted for unusual charges, net income was $292 million or $1.51 per share, compared to $367 million or $1.84 per share in 2000.

Return on equity of 33.0% and a return on assets of 12.1%, adjusted for unusual charges, were both below the prior year. On an adjusted basis, RadioShack's operating margin was 10.6%, compared to 13.1% in 2000.

All said, during the past year we experienced a decline in gross profit and a degradation in our gross margin rate, combined with rising expenses during an economic slowdown.

Still, our company generated substantial free cash flow, exceeding the year prior by $641 million. Our recurring revenue model, which generates pure profit residuals from our strategic partners' services for wireless communications, satellite TV and the Internet, reached $141 million, a 35% increase over the prior year's $104 million. And we acted quickly in both identifying and addressing critical areas of opportunity:

- We will now carry more innovative products that our customers need and want.
- We will also carry a greater selection of the accessories that our customers want, even if they didn't buy the original product from us. That is, we will do a far better job of accessorizing the entire consumer electronics industry and not just accessorizing what we sell.
- We will bring high-speed connectivity to our stores to improve our communications and training and to drive sales with online "answers," streamlined credit approvals and service activations.

Already, a renewed focus on our unique and powerful business model has led to favorable trends in both gross margin and earnings per share in the fourth quarter of 2001. It is clear that when we improve our service to our customers, we can improve our return to our shareholders.

Our early results from this renewed focus are consistent with a refined strategic plan we implemented in 2001. This strategy leverages our unique strengths in order to deliver continuous, long-term growth. Growth that drives a trusted brand with solid financial resources... growth that has only just begun.

RADIOSHACK IS UNPARALLELED IN ELECTRONICS RETAILING

With 7,200 company-owned and dealer/franchise stores nationwide, 94% of Americans live or work within 5 minutes of a RadioShack. No other national electronics chain is as close in proximity to their customers as we are.

We are also unique in the close relationship we keep with our customers. Our customers *rely* on us for hard-to-find items and *trust* us for friendly, knowledgeable help. That's why RadioShack is the destination of choice for millions of Americans searching for an often-confusing array of parts, batteries and accessories.

Parts, batteries and accessories are indeed the primary anchor business of RadioShack. Our expertise in wireless communications (cellular and PCS phones, accessories and related residuals) is the second business that drives traffic and "anchors" RadioShack with its customers. Combined, these businesses generated nearly 45% of our sales while delivering gross margins that exceed our company average.


$2.11
$1.94
00
01

ANCHOR PRODUCT SALES
(in billions)

OUR UNIQUE BUSINESS MODEL BALANCES SALES AND PROFITS

In the 90s, we successfully re-energized our business with several unique initiatives designed to enhance our performance and improve our profitability. One such initiative was our now famous "*You've got questions. We've got answers.*" brand positioning. This was complemented by our strategic alliances that led to our successful store-within-a-store concept and our recurring revenue model.

We will now continue this trend of positive performance as we lean into what we're famous for... our *anchors.* We will optimize our merchandising and resources in these businesses in order to drive new levels of profitability. At the same time, we will drive sales by migrating customers from our anchor businesses to our *participatory* and *opportunistic* businesses.

We'll continue to offer product lines that our competitors choose not to *participate* in, such as intercoms and antennas. We'll also evaluate *opportunities* that allow us to offer seasonal items as well as the latest trends and new technologies.

And, while new technologies are often fraught with aggressive industry pricing that leads all too quickly to low gross margins, our unique *anchor-participatory-opportunistic* (A-P-O) business model gives us leverage that is unparalleled in the industry. A-P-O allows us to balance low-margin products with high-margin accessory add-ons. Last year, in fact, our focus on parts, batteries and accessories resulted in a 6% sales increase in this anchor.

We also have a natural ability to add on accessories in our wireless anchor. The opportunity is huge when you consider that other than the service providers themselves, RadioShack sells more wireless handsets than all other retailers *combined.* And far from being a saturated market, RadioShack has experienced record wireless sales, with dollar volume up 17% on sales of 4.6 million handsets.

GREATER RESOURCES WILL DRIVE OUR PROFITABLE ANCHOR BUSINESSES

To further drive profit in our anchors... while driving sales... we will allocate our resources in accordance with our A-P-O business model.

In the area of *people*, our retail store team's compensation will increase proportionately with sales relating to our higher-profit anchor businesses. Our Strategic Business Units (SBUs), formed last year to direct our merchandising operations, will also allocate more resources to our anchor businesses.

Our *advertising* mix will highlight our anchors as well. An upcoming campaign will position RadioShack as the nearby *small* store that has a *big* selection of personal electronics... and the biggest selection of accessories to go with any consumer electronics product, no matter where the product was purchased.

Our *stores* will be retrofitted in the second half of the year in order to accommodate a broader inventory of anchor products. Exiting lower-performing product categories such as home security will allow space reallocation that favors key merchandise categories.

Finally, our RadioShack.com Web site continues to provide 24/7 convenience for our customers. Over 150,000 people visit the site daily, an increase of more than 50% over last year.

OUR STRATEGY TARGETS CONSISTENT GROWTH IN THE NEAR TERM...

Execution of our strategic plan will allow for consistent growth in the years to come. A modest, base case targets 5-10% annual sales growth in parts, batteries and accessories for the next five years. We believe this to be quite achievable since this anchor is already growing in this range... and some anchor product categories surpass this range.

We're targeting a minimum of 10% annual sales growth in our second anchor, wireless communications, which also includes residual income. This level of growth is in line with wireless industry projections, yet we believe we will continue to outperform the industry.

Growth in our participatory and opportunistic businesses will be at a modest 2-3%, resulting in anticipated overall sales growth of 4-5% annually. We expect home connectivity, a promising opportunistic business, to grow in those markets where high-speed broadband is available. However, we are not looking for significant growth in this area until service dramatically increases or reaches the national level.

By meeting our conservative sales targets, repurchasing shares, holding selling, general and administrative costs to 2-3% growth, and improving gross margins a modest 30-40 basis points per year, earnings per share are projected to grow 13-15% each year for the next five years.

... AND PAVES THE WAY FOR CONTINUED LONG-TERM PERFORMANCE

While the execution of our A-P-O business model will generate consistent and sustained growth, it will also lay the foundation for the future expansion of our business. The first phase of this opportunity will begin this year as we become more specialized through the process of market segmentation.

Throughout the country, we will target our merchandise offering and our advertising according to the needs of each market. In other words, we will specialize more in what our customers want... in every neighborhood in America.

Ultimately, as we become stronger in our anchor businesses and optimize our participatory and opportunistic businesses, our strategy of selling more profitably will build on itself. Our strong free cash flow will allow us to continue repurchasing our stock and still take advantage of any new initiatives that could further our growth.

And naturally, our organization will aim higher than the credible goals we have already set. Such is the nature of our people, who are dedicated to exceeding our customers' expectations and achieving our company objectives. Beginning this year, all members of the RadioShack team will work to support one or more of our clearly defined objectives:

- To become the top specialty retail brand in America;
- To become the best place to work for high-performing people who demonstrate our company values;
- To lead the specialty retail category in shareholder return; and
- To be recognized nationally as an outstanding corporate citizen.

Achieving these objectives will ultimately lead us in the direction of our vision:

To become the most admired growth company in America.

A FINAL NOTE ON THE PEOPLE OF RADIOSHACK

With our nationwide presence, RadioShack is clearly woven into the fabric of America. Last year, we engaged in a number of activities to support our objective of becoming recognized nationally as an outstanding corporate citizen.

None of our planned activities, however, could live up to the spirit of our people and our company as we supported our country after the vicious terrorist attacks of September 11th.

While our store in the World Trade Center was lost without harm to our employees, our other stores in New York City, Washington D.C. and western Pennsylvania rallied to aid and comfort their neighbors. Our stores surrounding Ground Zero stayed open and supported those seeking news reports and those simply seeking solace. They also aided police and fire emergency teams, FEMA and the FBI by donating much needed products like batteries, flashlights, and radio and satellite communications systems.

Nationally, our stores joined in the relief effort as neighborhood donation sites for the September 11th Fund. We are very proud of all of our employees' efforts, and of our unified spirit in support of our great nation.

Additionally, I'm proud to report that Mike Newman joined our company last year as Senior Vice President and Chief Financial Officer. Mike has led our financial strategy and has been an outstanding team player in implementing key financial and strategic initiatives since he came on board.

I would also like to welcome Richard J. Hernandez to our Board of Directors. Dick's experience with McKesson will help us build an increasingly customer-centric sales organization.

RadioShack is evolving into an even more powerful, more profitable specialty retailer. In the months and years to come, you will see the difference in our stores and in our increased relevance in the marketplace. We are building on our strengths, and we look forward to better serving our customers, our employees, our shareholders and our communities.

Sincerely,



Leonard H. Roberts

Chairman and Chief Executive Officer

EXECUTIVE CORPORATE OFFICERS: *left to right, seated:* Leonard Roberts, Chairman and Chief Executive Officer; Evelyn Follit, Senior Vice President and Chief Information Officer; David Edmondson, President and Chief Operating Officer; Laura Moore, Senior Vice President, Public Relations and Corporate Communications. *Left to right, standing:* Mark Hill, Senior Vice President, Corporate Secretary and General Counsel; Francesca Spinelli, Senior Vice President, People; Michael Newman, Senior Vice President and Chief Financial Officer.


GO TO EXTREMES
WITH 2-WAY RADIOS!








2WayBud
Privacy &
Push-To-Talk


ANCHORED:
for success

Anchors are large, profitable and enduring, with high growth potential. We're known and trusted for these businesses: they're reputation drivers. Our anchor businesses are parts, batteries and accessories and wireless communications, consisting of PCS and cellular handsets, wireless accessories and related residual income.


RadioShack
PRO-2052
DUAL TRUNKING
1000 CHANNELS
TRUNK
SCAN

Opportunistic businesses are cyclical, trendy or seasonal. They generate excitement, drive traffic to our stores and lead to easy add-on sales. An opportunistic business may also leverage emerging trends such as high-speed broadband connectivity.


RadioShack
3-Foot (91.4cm)
Innovative Construction
FusionAV
Audio Cables

Participatory businesses are specialized, consistent with our brand, easy and convenient to buy... and have good gross margins. Typically, these businesses are ones that competitors have chosen not to participate in, and therefore have minimal price sensitivity.


RCA
DVD
four head hi-fi
VHS HQ

ANCHOR

PARTICIPATORY

OPPORTUNISTIC

◁ *Next generation wireless phones put Internet access, GPS navigation and streaming video close at hand.*

In 2001, RadioShack formed three Strategic Business Units (SBUs)—*Connecting People, Connecting Places* and *Connecting Things*—to align our merchandising operations with our business model. Each SBU team works in tandem with our brand management, sales channels and support groups, and each accounts for over $1 billion in revenues.

Combined, the 11 departments within the SBUs include dozens of merchandise categories, all classified as either anchors, participatory or opportunistic (A-P-O). From a business perspective, our anchors drive some of our most profitable sales. As such, we will always consider these unique and powerful businesses as our first priority.



STRATEGIC BUSINESS UNITS
by department


WIRELESS COMMUNICATION
WIRED COMMUNICATION
RADIO COMMUNICATION

CONNECTING PEOPLE


HOME ENTERTAINMENT
COMPUTERS

CONNECTING PLACES


ACCESSORIES
BATTERIES
TECHNICAL
PERSONAL ELECTRONICS
TOYS/SEASONAL
PORTABLE AUDIO

CONNECTING THINGS

A RENEWED FOCUS ON OUR ANCHOR BUSINESS IS LEADING TO *enhanced* gross margins AND *greater* profits.



Our anchor businesses are also the most relevant to our customers. These are the areas that are most closely associated with the RadioShack brand, the areas that clearly define RadioShack as a "destination store" in the minds – and hearts – of our customers.



TECHNICAL PARTS, BATTERIES AND ACCESSORIES

RadioShack is widely known for our selection of hard-to-find parts. Beginning this summer, a store retrofit will begin by placing a new parts drawer system that frees up approximately 15 linear feet of space... space that can be better utilized for an expanded assortment of more sought after accessories.

This broader line of accessories will support products we sell as well as products we don't sell. We want to become famous for having accessories for everything digital. We are also strengthening our line with high-quality "Shackcessories" such as premium-priced audio/video cables.

Special battery promotions, impulse counter displays and an online battery finder to locate hard to find types will increase customer convenience, the primary driver of battery sales.

While it may seem everyone has a wireless phone, the fact remains that market penetration is less than 50%, a huge opportunity for RadioShack.

We are already offering a new "credit-less" prepaid service option that should open up the untapped youth market. Families are also driving the trend to multiple-handset households.

Third generation (3G) wireless handsets will soon offer data and video transmission and even global positioning (GPS) technology. This will drive new subscriber sales, upgrade sales and higher residual income for RadioShack.

Residual income (recurring revenue) is paid to RadioShack by the service provider at 100% gross margin for the life of the customer's subscription. In addition to wireless services, RadioShack currently generates residuals from sales of direct-to-home satellite TV programming and Internet services. As wireless technology is enhanced with Internet access and other services, residuals are expected to climb even more.



Participatory 17%
Anchor
49%
Opportunistic 34%
Wireless Handsets & Accessories
Computer Accessories
Cables & Adapters
Specialty Batteries
Wire

PRODUCT MIX
(as a % of SBU sales)

OPPORTUNITY:
for growth



Our 30,000+ strong store team is kept abreast of the latest technology via regular satellite training produced in RadioShack's own broadcast studios.

Participatory and opportunistic businesses have a significant impact on RadioShack's operating performance, brand image and long-term strategy.

And as with our anchors, participatory and opportunistic categories exist throughout all three of our SBUs. We will utilize our product development and international sourcing groups and leverage our industry relationships to add new products and technologies like never before.

We plan to assume a leadership position by being first or second to market with innovative new products. A continually refreshed merchandise offering will drive more new and repeat business, ultimately leading to improved inventory turns.



PARTICIPATORY BUSINESSES

Unlike opportunistic products, which many times create demand, participatory products are already in demand. But because they are often not widely available, the convenience of buying off the shelf at RadioShack far outweighs the time and trouble spent comparison-shopping for the best price.

From a business perspective, participatory products require fewer resources to manage and less advertising than our anchor businesses. They also deliver gross margin rates comparable to the company average.

Radio-controlled (RC) toys were once considered a seasonal opportunity. However, holiday sales have proven so strong for so many years that we will now participate in the RC toy business year round. Birthday gift giving, after all, occurs every day of the year.

THE DIGITAL REVOLUTION

BRINGS WITH IT *new products* AND

another opportunity TO ACCESSORIZE.



Another participatory merchandise category is cordless phones. 2.4GHz cordless phones are an innovative new concept, thanks to their unique ability to connect with multiple handsets. Simply plug an additional handset into any AC outlet – there's no need for a phone jack. This convenient feature almost always leads to the purchase of two or more phones.



OPPORTUNISTIC BUSINESSES

Opportunistic products are contemporary and likely even trendy. As such, they build our brand image, enhance our perception and drive traffic into our stores.

Because of their power to drive traffic into our stores, we look to our superior ability to add on accessories or to migrate customers to other categories as a means to offset what is generally a lower than average gross margin.

Ideal examples are handheld computers and PDAs. We carry a limited assortment of PDAs in favor of a much larger assortment of more profitable accessories.

In the area of computers, we will transition our line to models that appeal more to second-time buyers. New models will enhance digital photography and digital audio, allowing cross-migration between our offerings of cameras and MP3 music players, a category that will also expand. Increased processing power and graphics capabilities will appeal to serious gamers, who will also find a broader assortment of related accessories.

Home networking is another opportunistic area of our computer business. Networking systems allow multiple computer households to share printers and other resources, all connected by cables in our anchor product line. Home connectivity as it relates to high-speed Internet access has been set back by limited availability. We remain ready to participate wherever and whenever this promising technology is established.

The direct-to-home satellite TV market is currently in a transitional period. We are, however, well positioned to maintain our leadership role in satellite TV sales and look to new sales opportunities as this technology converges with high-speed Internet services and personal video recording capabilities.

In the area of personal electronics, we will introduce new products every year in our specialty lineup of "Cool Things." This line of fun and giftable products has proven to drive traffic into our stores, and an ever-fresh lineup will continue to generate footsteps... and sales.

With over 7,200 locations nationwide, RadioShack stands as a unique specialty channel of distribution – one that is a much sought after asset by many technology players, as evidenced by our strategic alliances with Sprint, Verizon Wireless, Compaq, RCA and Microsoft.

As new digital technologies and services evolve, we expect to remain a highly relevant sales channel that reaches into every neighborhood in America.


Opportunistic 34%
Participatory 17%
Anchor 49%

PRODUCT MIX
(as a % of SBU sales)

PARTICIPATORY EXAMPLES:
Tools & Test Equipment
Radios
Personal TVs
Antennas
Intercoms
Wireline Phones

OPPORTUNISTIC EXAMPLES:
Home Automation
Digital Photography
Portable Computing
Safety/Surveillance
Giftables
Portable CD Players

< Every year, over 1,400 store managers receive intensive training in sales and customer service at the Fort Worth campus of Answers University.


150
42
20
MIDWEST
NORTHEAST
42
97
44
27
33
134
138
17
47
390
135
84
23
242
59
51
108
332
182
120
21
58
697
130
274
169
306
52
16
190
162
115
126
58
WEST
SOUTHEAST

STORE LOCATIONS
not illustrated:

ALASKA	24
HAWAII	25
PUERTO RICO	39
VIRGIN ISLANDS	3

CHANNEL PREEMINENCE

RadioShack's geographic distribution channel is one of our core strengths, unmatched by any other electronics retailer and only a few chains in any category. Nearly half of our 7,200 locations are outside the top 40 Dominant Marketing Areas.

DMA	STORES AND DEALERS
1. New York	371
2. Los Angeles	313
3. Chicago	181
4. Philadelphia	177
5. San Francisco, Oakland, San Jose	142
6. Boston	138
7. Dallas-Fort Worth	200
8. Washington, DC	145
9. Detroit	91
10. Atlanta	117
11. Houston	118
12. Seattle-Tacoma	104
13. Minneapolis-St. Paul	106
14. Tampa-St.Petersburg	85
15. Cleveland	105
16. Miami-Fort Lauderdale	90
17. Phoenix	95
18. Denver	110
19. Sacramento, Stockton, Modesto	78
20. Pittsburgh	83
21. Orlando, Daytona Beach, Melbourne	70
22. St. Louis	74
23. Portland, OR	68
24. Baltimore	54
25. San Diego	52
26. Indianapolis	67
27. Hartford & New Haven	61
28. Charlotte	58
29. Raleigh, Durham	52
30. Kansas City	59
31. Nashville	61
32. Cincinnati	58
33. Milwaukee	43
34. Columbus, OH	53
35. Greenville, Spartanburg, Asheville	57
36. Salt Lake City	67
37. San Antonio	51
38. Grand Rapids, Kalamazoo, Battle Creek	47
39. Birmingham	45
40. Memphis	44
TOTAL	3,990

RADIOSHACK CORPORATION

COMPANY-OWNED STORES: 5,127

DEALER/FRANCHISE STORES: 2,119

OTHER:

Installation Services
56 field offices

Service & Support
48 centers

Manufacturing
7 facilities in U.S.A., 1 in China

International Procurement
Offices in the U.S.A. and Far East


Dealer/Franchise 8%
Other 3%
Company-Owned Stores 89%

BASED ON 2001 SALES

BOARD OF *directors*



LEONARD H. ROBERTS
Chairman and CEO
RadioShack Corporation
Fort Worth, Texas
Chair of Executive Committee



FRANK J. BELATTI
Chairman and CEO
AFC Enterprises, Inc.
Atlanta, Georgia
Member of Audit and
Compliance Committee
Member of Organization and
Compensation Committee



RONALD E. ELMQUIST
President and CEO
SubmitOrder, Inc.
Lewis Center, Ohio
Member of Audit and
Compliance Committee
Member of Organization and
Compensation Committee



RICHARD J. HERNANDEZ
President
McKesson Corporate Solutions
Alpharetta, Georgia
Member of Audit and
Compliance Committee



LAWRENCE V. JACKSON
Senior VP of Supply Operations
Safeway, Inc.
Pleasanton, California
Member of Audit and
Compliance Committee
Member of Organization and
Compensation Committee



ROBERT J. KAMERSCHEN
Retired Chairman and CEO
ADVO, Inc.
Consultant and private investor
New Canaan, Connecticut
Member of Executive Committee
Chair of Organization and
Compensation Committee



LEWIS F. KORNFELD, JR.
Retired Vice Chairman
RadioShack Corporation
Fort Worth, Texas
Member of Corporate
Governance Committee



JACK L. MESSMAN
Chairman and CEO
Novell, Inc.
Cambridge, Massachusetts
Member of Executive Committee
Member of Organization and
Compensation Committee



WILLIAM G. MORTON, JR.
Chairman Emeritus
Boston Stock Exchange, Inc.
Boston, Massachusetts
Member of Corporate
Governance Committee



THOMAS G. PLASKETT
Managing Director
Fox Run Capital Associates
Irving, Texas
Member of Audit and
Compliance Committee
Chair of Corporate
Governance Committee
Member of Executive Committee



ALFRED J. STEIN
Consultant for
start-up companies
in the high tech industry
Los Altos, California
Member of Corporate
Governance Committee



WILLIAM E. TUCKER
Chancellor Emeritus
Texas Christian University
Fort Worth, Texas
Member of Corporate
Governance Committee
Member of Organization and
Compensation Committee



EDWINA D. WOODBURY
President and CEO
The Chapel Hill Press, Inc.
Chapel Hill, North Carolina
Chair of Audit and
Compliance Committee
Member of Executive Committee

EXECUTIVE CORPORATE OFFICERS

LEONARD H. ROBERTS
Chairman of the Board and Chief Executive Officer

DAVID J. EDMONDSON
President and Chief Operating Officer

EVELYN V. FOLLIT
Senior Vice President and Chief Information Officer

MARK C. HILL
Senior Vice President, Corporate Secretary and General Counsel

LAURA K. MOORE
Senior Vice President, Public Relations and Corporate Communications

MICHAEL D. NEWMAN
Senior Vice President and Chief Financial Officer

FRANCESCA M. SPINELLI
Senior Vice President, People

EXECUTIVE MANAGEMENT TEAM

STEWART F. ASIMUS, JR.
Senior Division Vice President and General Manager, Connecting People

RICHARD J. BORINSTEIN
Senior Division Vice President, Strategic Services

DONALD K. CARROLL
Senior Division Vice President and General Manager, Connecting Things

EDMOND CHAN
Senior Division Vice President, Far East Operations

ARVIN H. GOLDBERG
Senior Division Vice President, Strategic Business Units

DAVID P. JOHNSON
Senior Division Vice President and General Manager, Shared Services

ROBERT J. KILINSKI
Senior Division Vice President and General Manager, Connecting Places

JIM A. MCDONALD
Senior Division Vice President, Marketing and Advertising

ROGER E. MCINNIS
Senior Division Vice President, North American Manufacturing and Logistics Operations

LOUIS W. PROVOST
Executive Division Vice President, Sales Channels

2001 FINANCIAL *review*

CONTENTS

Factors That May Affect Future Results

Matters discussed in MD&A include forward-looking statements within the meaning of the federal securities laws. This includes statements concerning management's plans and objectives relating to our operations or economic performance and related assumptions. Forward-looking statements are made based on management's expectations and beliefs concerning future events and, therefore, involve a number of risks and uncertainties. Management cautions that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause our actual results of operations or financial condition to differ include, but are not necessarily limited to:

- changes in national or regional U.S. economic conditions, including, but not limited to, recessionary trends, consumer credit availability, interest rates, inflation, consumers' disposable income and spending levels, job security and unemployment, and overall consumer confidence;
- continuing terrorist activities in the U.S., as well as the resulting international war on terrorism;
- the disruption of nationwide or regional transportation systems;
- changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution, such as e-commerce, telephone shopping services and mail order;
- the inability to successfully execute our strategic initiatives, including our strategic business units and emerging sales channels, as well as new alliances which may be formed with other retailers and third party service providers;
- the presence or absence of new services or products and product features in the merchandise categories we sell and unexpected changes in our actual merchandise sales mix;
- the inability to maintain profitable contracts or execute business plans with providers of third party branded products and with service providers relating to cellular and PCS telephones and direct-to-home ("DTH") satellite programming;
- the inability to collect the level of anticipated residual income, consumer acquisition fees and rebates for products and third party services offered by us;
- the inability to successfully maintain our strategic alliances, including those with Compaq, DIRECTV, DISH Network, Microsoft, RCA, Sprint, and/or Verizon Wireless;
- the lack of availability or access to sources of inventory;
- changes in the financial markets that would reduce or eliminate access to longer term capital or short-term credit availability;
- the inability to attract, retain and grow an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support our service-driven operating strategies;
- the imposition of new restrictions or regulations regarding the sale of products and/or services we sell or changes in tax rules and regulations applicable to us;
- the adoption rate and market demand for high-speed Internet and other Internet-related services; or
- the occurrence of severe weather events which prohibit consumers from travelling to our retail locations, especially during the peak winter holiday season.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates that affect the reported value of assets, liabilities, revenues and expenses. Our estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for our conclusions. We continually evaluate the information used to make these estimates as our business and the economic environment changes. The use of estimates is pervasive throughout our financial statements, but the accounting policies and estimates we consider most critical are as follows:

Revenue Recognition: Revenue is recognized when product delivery has occurred or services have been rendered, net of an estimate for returned goods. We sell certain products, such as wireless phones and satellite systems, that customers need in order to use the services of our strategic partners. In most cases, our strategic partner will pay us a fee or commission for obtaining their new customer, as well as a recurring monthly residual which is a portion of the customer's monthly fee with our strategic partner. Both the fee and the monthly residual are recorded as revenue. To determine the proper amount of revenue to record, we evaluate the contract terms, historical results and trends of service provider customer deactivations, non-activations and special pricing agreements, as well as any promotions or other incentives. In addition to determining the proper amount to record, we must also determine the appropriate classification within the financial statements. Different revenues would have been recorded if we had made different assumptions or evaluations.

Receivables: We record receivables based on the amount of revenue recognized for a particular transaction. Our receivables are primarily comprised of amounts due from strategic partners, commercial customers and dealer/franchisees. The carrying amount of the receivables is continually evaluated based on the likelihood of collection. An allowance for doubtful accounts is established for estimated losses resulting from the inability of our customers to make required payments. Factors such as customer creditworthiness, payment terms, historical results and economic conditions are considered when making these decisions. The actual collection of receivables could be different from our recorded value.

Inventory: Inventory is our largest asset class. Our inventory is primarily comprised of finished goods and is recorded at the lower of cost or market using the average cost method. We make estimates regarding the carrying value of our inventory on an item-by-item basis. If the amount we expect to receive from the sale of the inventory is less than its cost, we write down the cost of the inventory to its realizable value. If actual market conditions at the time of sale are less favorable than expected, additional inventory write-downs may be required.

Accruals: The amount of liability we record for claims such as insurance, warranty and pending litigation claims requires us to make judgments about the amount of expenses that will ultimately be incurred. We use our past history and experience, as well as other specific circumstances surrounding these claims, in evaluating the amount of liability that we should record. Actual results may be different from these estimates.

Income Taxes: We are subject to income tax in many jurisdictions, including the U.S., states and localities, and abroad. We must first determine which revenues and expenses should be included in each taxing jurisdiction. This process involves the estimation of our actual current tax exposure, together with the assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences in the timing of deductions result in deferred tax assets and liabilities that are recorded on our balance sheet. If different judgments had been used, our tax liability could have been different.

Retail Outlets

	Average Store Size (Sq. Ft.)	December 31, 2001	2000	1999
Company-owned	2,350	**5,127**	5,109	5,087
Cool Things @ Blockbuster [1]	N/A	**127**	—	—
Dealer/franchise	N/A	**2,119**	2,090	2,099
		7,373	7,199	7,186

1 Stores closed in early 2002.

Results of Operations

2001 COMPARED WITH 2000

Net Sales and Operating Revenues

Sales decreased slightly to $4,775.7 million in 2001 from $4,794.7 million in 2000. This decrease was primarily the result of a decline in sales to our dealer/franchise outlets in 2001, partially offset by a slight increase in comparable company-owned store sales and the open-

Space Owned and Leased

	Approximate Square Footage at December 31, 2001			2000		
(In thousands)	**Owned**	**Leased**	**Total**	Owned	Leased	Total
Retail						
RadioShack	—	**12,286**	**12,286**	—	12,113	12,113
Support Operations						
Manufacturing	**502**	**201**	**703**	502	201	703
Distribution centers and office space [1]	**3,176**	**2,927**	**6,103**	4,107	1,532	5,639
	3,678	**15,414**	**19,092**	4,609	13,846	18,455

1 Due to the sale and lease-back of our corporate headquarters in late 2001, 1.0 million square feet of office space were changed from owned to leased.

ing of 18 new stores, net of store closures. We expect a comparable store sales gain for 2002.

During 2001, we reorganized our marketing and merchandising departments into three product groups which we call Strategic Business Units ("SBU"). These SBUs relate to our position of "Connecting People," "Connecting Places" and "Connecting Things" in the consumer electronics marketplace. A detailed explanation of each unit is provided below. Each SBU is responsible for specific products and third party relationships. These SBUs work with our brand management, sales channels and support groups, which together allow RadioShack to target the right customer through the right sales channel with the appropriate support.

Each SBU is designed to find more efficient and convenient ways to serve our sales channels. In addition to our 5,127 company-owned stores and 2,119 dealer/franchise outlets, our existing and emerging sales channels include the *www.radioshack.com* Web site and catalog operations, as well as a sophisticated outbound and inbound telephone call center.

The Connecting People SBU consists of the wireless communication, wired communication and radio communication departments. The wireless communication department includes products such as wireless handsets and cigarette lighter adapters, in addition to prepaid wireless refill services and residuals. The wired communication products department includes products like cordless phones and phone cords, plus prepaid long distance cards. Products such as FRS radios and scanners are part of the radio communication department. Our strategic alliances for the Connecting People SBU include both Sprint and Verizon.

The Connecting Places SBU has two departments, home entertainment and computers. The home entertainment department includes audio and video products and services such as DTH satellite systems, residuals, installation services, DVDs and accessories. The computer department includes personal computers and accessories, handheld computers, Internet devices and services. This SBU is responsible for our strategic alliances with Compaq, DIRECTV, DISH Network, Microsoft and Thomson.

The Connecting Things SBU includes the accessories, batteries and technical departments, as well as the personal electronics, seasonal and portable audio departments. Products include AC and DC power adapters, general and special purpose batteries, wire and connectors, toys and radio control cars, giftables and personal portable audio.

The following table summarizes our new retail sales breakdown by SBU and SBU departments as a percent of total retail sales (excluding outside sales from our retail support operations):

	Percent of RadioShack Retail Sales Year Ended December 31,		
	2001	2000	1999
Connecting People			
Wireless communication	**27.4%**	24.5%	24.7%
Wired communication	**8.2**	9.0	10.5
Radio communication	**2.9**	3.2	4.2
	38.5	36.7	39.4
Connecting Places			
Home entertainment	**23.4**	23.7	18.6
Computers	**9.8**	11.8	11.3
	33.2	35.5	29.9
Connecting Things			
Accessories, batteries and technical	**15.2**	14.9	16.8
Personal electronics, seasonal and portable audio	**11.3**	12.0	13.2
	26.5	26.9	30.0
Service plans, repair and other	**1.8**	0.9	0.7
	100.0%	100.0%	100.0%

Connecting People Strategic Business Unit: Sales in the wireless communication department, which includes cellular and PCS telephones and accessories, as well as the related residuals and prepaid airtime services, increased 12.7% in dollars and increased to 27.4% of total retail sales in 2001, from 24.5% in 2000. This sales increase was due to an increase in sales of wireless phones and accessories, plus related residuals, offset somewhat by a decrease in prepaid wireless airtime. The wired communication department, which includes residential telephones, answering machines and other related telephony products, decreased 9.1% in dollars and decreased as a percentage of total retail sales to 8.2% in 2001 from 9.0% in 2000. The decrease in this department was primarily the result of declining sales of residential telephones, and was partially offset by increased sales of telephone accessories. The radio communication department decreased 8.0% in dollars and decreased as a percentage of total retail sales to 2.9% in 2001, from 3.2% in 2000. The decrease in this department was primarily the result of a decrease in CB radio and scanner sales. The Connecting People SBU is expected to increase sales for 2002, primarily driven by increases in the wireless communication department.

Connecting Places Strategic Business Unit: The home entertainment department, which consists of all home audio and video products, including DTH satellites, installation services and related residuals, decreased 1.0% in dollars and decreased slightly as a percentage of total retail sales to 23.4% in 2001 from 23.7% in 2000. This dollar decrease was primarily attributable to a decrease in sales of satellite dishes, which was partially offset by increased sales of video and cable accessories. The computer department, which includes not only computers and related accessories, but narrow and broadband connectivity, as well as home automation and networking, decreased 16.5% in dollars and decreased as a percentage of total retail sales to 9.8% in 2001, from 11.8% in 2000. These decreases were primarily attributable to a 26% decline in unit sales of CPUs and an 11% decrease in the average selling price of CPUs from the prior year. The Connecting Places SBU is expected to have a sales decrease for 2002, primarily due to lower sales of computer CPUs and DTH satellite systems.

Connecting Things Strategic Business Unit: The accessories, batteries and technical departments increased 2.2% in dollars and increased as a percentage of total retail sales to 15.2% in 2001, from 14.9% in 2000. These increases were primarily due to increased sales of batteries and, to a lesser extent, increased AC adapter and wireless charger accessories sales. The personal electronics, seasonal and portable audio departments decreased 4.9% in dollars, as well as decreasing as a percentage of total retail sales to 11.3% in 2001 from 12.0% in 2000, due primarily to decreased sales of toys and giftables. The Connecting Things SBU is expected to have a sales increase in 2002, primarily driven by accessories, batteries and digital audio products.

Gross Profit

2001 gross profit was $2,296.8 million or 48.1% of net sales and operating revenues, compared with $2,369.6 million or 49.4% of net sales and operating revenues in 2000. Gross profit for 2001 was reduced by a $26.2 million charge in the fourth quarter for a write-down of non-strategic inventory product lines which we intend to exit. Excluding this charge, gross profit would have been 48.6% of net sales and operating revenues. The decline in the gross profit percentage from 49.4% to 48.6% was due to a decrease in the wireless communication gross margin, coupled with this department's increase in sales as a percent of total sales. This gross profit decrease was partially offset by a decrease in the total retail sales mix for the computer department, which has a lower gross margin than our overall average gross margin, as well as an increase in the gross profit percentage for the accessories, batteries and technical departments. Management anticipates that gross profit, as a percentage of net sales and operating revenues, will increase during 2002 when compared to 2001, enhanced by sales mix changes and an expected increase in residual income.

Selling, General and Administrative Expense

The table below summarizes the breakdown of various components of our consolidated selling, general and

	Year Ended December 31,					
	2001		*2000*		*1999*	
(In millions)	**Dollars**	**% of Sales & Revenues**	Dollars	% of Sales & Revenues	Dollars	% of Sales & Revenues
Payroll and commissions	**$ 740.3**	**15.5%**	$ 748.7	15.6%	$ 693.9	16.8%
Advertising	**253.9**	**5.3**	227.1	4.7	199.9	4.8
Rent	**230.3**	**4.8**	215.2	4.5	205.5	5.0
Other taxes	**111.8**	**2.4**	98.6	2.1	91.2	2.2
Utilities and telephone	**73.2**	**1.5**	69.4	1.4	62.2	1.5
Insurance	**60.6**	**1.3**	56.4	1.2	47.6	1.2
Credit card fees	**34.9**	**0.7**	31.7	0.7	27.5	0.7
Stock purchase and savings plans	**20.3**	**0.4**	22.8	0.5	21.0	0.5
Bad debt	**14.5**	**0.3**	3.6	0.1	0.9	—
Printing, postage and office supplies	**12.2**	**0.3**	13.6	0.3	11.3	0.3
Repairs and maintenance	**11.4**	**0.2**	11.6	0.2	12.0	0.3
Travel	**10.4**	**0.2**	13.8	0.3	10.5	0.3
Store closing costs	**7.6**	**0.2**	—	—	—	—
Other	**132.5**	**2.8**	120.1	2.5	112.5	2.6
	$1,713.9	**35.9%**	$ 1,632.6	34.1%	$ 1,496.0	36.2%

administrative ("SG&A") expense and its related percentage of total sales and operating revenues.

Our SG&A expense increased 5.0% in dollars and increased as a percent of net sales and operating revenues to 35.9% for the year ended December 31, 2001, from 34.1% for the year ended December 31, 2000. This 1.8 percentage point increase in the SG&A percentage in 2001 was primarily attributable to an increase in advertising expense during 2001, without proportional sales growth. An increase in the rent expense in 2001 also contributed to the SG&A expense increase.

Payroll expense decreased by $8.4 million to $740.3 million in 2001 and decreased as a percent of net sales and operating revenues to 15.5% in 2001, compared to 15.6% in 2000. These decreases were due primarily to a reduction in our labor force during 2001 and reduced incentive pay resulting from a decrease in operating income. Advertising expense increased $26.8 million to $253.9 million and increased to 5.3% as a percentage of net sales and operating revenues in 2001, compared to $227.1 million and 4.7% of sales in 2000. Both the dollar and percentage point increases were due primarily to a decrease in advertising contributions from our various alliance partners and, to a lesser extent, an increase in TV commercials. Rent expense increased by $15.1 million to $230.3 million in 2001 and increased as a percent of net sales and operating revenues to 4.8% in 2001 from 4.5% in 2000. The rent increase was partially due to new company-owned store openings throughout the year, as well as the addition of the Cool Things @ Blockbuster test stores. The relocation of existing stores to larger locations, as well as a renewal of store leases at higher rates, also contributed to the rent expense increase. Bad debt expense increased by $10.9 million to $14.5 million in 2001 and increased as a percentage of net sales and operating revenues to 0.3% in 2001 from 0.1% in 2000. The bad debt increase was primarily related to both bankruptcies and uncollected accounts receivable, as well as a note receivable from Digital:Convergence Corporation. Store closing costs of $7.6 million in 2001 relate to the closure of 35 underperforming stores prior to the expiration of their leases. In 2002, we expect SG&A expense to increase slightly in dollars, but decrease slightly as a percentage of net sales and operating revenues due to increasing sales volume.

Depreciation

Depreciation and amortization expense increased $1.0 million dollars to $108.3 million and increased as a percent of net sales and operating revenues to 2.3% in 2001 from 2.2% in 2000. We expect depreciation and amortization expense to decrease in 2002. This expected decrease is the result of the sale-leaseback of our corporate headquarters and the January 1, 2002, adoption of SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," which eliminates amortization of goodwill.

Loss on Sale of Assets

In the fourth quarter of 2001, we sold and leased back most of our corporate headquarters at a loss of $44.8 million. On June 22, 2001, we received $123.6 million for the settlement of the purchase price and settlement of the $136.0 million note which was received in connection with the sale of Computer City, Inc. in 1998. Thus, we incurred an additional loss from the sale of Computer City, Inc. of $12.4 million.

Impairment of Long-Lived Assets

AmeriLink Corporation, also known as RadioShack Installation Services ("RSIS"), was acquired in 1999 to provide us with residential installation capabilities for the technologies and services offered in our retail stores. Since its acquisition, RSIS has incurred operating losses and negative cash flows. In 2000 and in 2001, we attempted to restructure and reorganize RSIS, but due to the overall slowdown in the economy and the lag in the market for home Internet connectivity services, RSIS continued to report losses. During the fourth quarter of 2001, we prepared a revised analysis of its estimated future cash flows, which indicated that its long-lived assets were impaired. The carrying value of RSIS's long-lived assets (principally goodwill and fixed assets) exceeded the discounted present value of the estimated future cash flows by approximately $37.0 million. An impairment of goodwill for that amount was recorded and included in the accompanying 2001 Consolidated Statement of Income. The remaining balance of RSIS's goodwill is $8.1 million, which will now be subject to future impairment analyses.

Our strategic alliance with Blockbuster to introduce a RadioShack "store-within-a-store" at Blockbuster locations did not provide sufficient cash flows to recover our investment in fixtures and other fixed assets. An impairment loss of $2.8 million was recorded for those assets in 2001 and is included in the accompanying Consolidated Statement of Income.

Employee Separation and Other Costs

During the third quarter of 2001, as part of our effort to control operating costs, we incurred approximately $13.5 million in charges related to a reduction of our labor force, primarily for early retirements and involuntary and voluntary employee severance. In addition, during the fourth quarter, $4.8 million in charges were incurred relating to the closure of RSIS's national commercial installation business. These costs are primarily comprised of severance costs, write-offs of certain fixed assets and future lease commitments. Costs incurred which impact continuing activities were excluded from this charge.

Net Interest Expense
Interest expense, net of interest income, was $37.8 million for 2001 versus $36.1 million for 2000.

Interest expense decreased to $50.8 million in 2001, from $53.9 million in 2000. This decrease was primarily the result of a decrease in the average debt outstanding throughout 2001. Interest income decreased almost 27% to $13.0 million in 2001 from $17.8 million in 2000, due primarily to repayment of various notes receivable associated with our exit of other retail formats in previous years.

Interest income earned, including accretion of discount if applicable, on the amounts outstanding during the three years ended December 31, 2001, 2000 and 1999 was as follows:

(In millions)	Year Ended December 31, 2001	2000	1999
CompUSA	$ 6.1	$ 12.9	$ 12.9
Fry's	0.2	0.9	2.9
Other (includes short-term investment interest)	6.7	4.0	4.6
Total interest income	$ 13.0	$ 17.8	$ 20.4

Interest expense, net of interest income, is expected to be up during 2002, when compared to 2001.

Provision for Loss on Internet-Related Investment
During the second quarter of 2000, we made a $30.0 million investment in Digital:Convergence Corporation, a privately-held Internet technology company. In the first quarter of 2001, we believed that our investment had experienced a decline in value that, in our opinion, was other than temporary. This belief was due to the uncertainty surrounding Digital:Convergence's ability to secure sufficient additional funding or to complete an initial public offering. As such, we recorded a loss provision equal to our initial investment.

Provision for Income Taxes
The provision for income taxes reflects an effective tax rate of 42.8% for 2001 and 38.0% for 2000. The increase in the effective tax rate in 2001 is the result of the impairment of RSIS goodwill discussed above, which is not deductible for tax purposes. We anticipate that the effective tax rate will be approximately 38.0% in 2002.

2000 COMPARED WITH 1999

Net Sales and Operating Revenues

	Percent of RadioShack Retail Sales Year Ended December 31, 2000	1999
Communications	27.9%	29.3%
Electronic parts, accessories and specialty equipment	24.8	27.2
Audio and video	22.5	17.1
Personal electronics and seasonal	8.6	9.4
Personal computers and peripherals	8.7	8.7
Services, residuals and other	7.5	8.3
	100.0%	100.0%

Our overall sales increased 16.2% to $4,794.7 million in 2000 from $4,126.2 million in 1999, due primarily to a 10.9% comparable company-owned store sales gain and the opening of 22 new stores, net of store closures. The comparable store sales increase was due primarily to increased sales of communications products and sales of audio and video equipment, which includes DTH satellite systems and services. The communications category decreased 1.4 percentage points of total retail sales in 2000 primarily due to the audio and video category becoming a larger percentage of total retail sales. Sales of electronic parts, accessories and specialty equipment decreased 2.4 percentage points of total retail sales in 2000, despite a 5% sales gain. Sales in the audio and video category increased 5.4 percentage points in 2000, due primarily to the June 2000 launch of The RCA Digital Entertainment Center at RadioShack and a significant increase in DTH satellite system and services sales. Personal electronics and seasonal products decreased 0.8 percentage points of the retail sales mix in 2000, due primarily to an overall shift in the product mix described above. Sales of personal computers and peripherals were unchanged as a percent of the retail sales mix in 2000, despite a 12% unit sales gain in CPUs, and had a 15% dollar sales gain for the year. Sales in the services and other category, which includes residual income, as well as income from prepaid wireless airtime, repair services and extended service contracts, decreased 0.8 percentage points as a percent of the retail sales mix in 2000. This increase in sales was primarily due to an increase in residual income received from our third party providers of wireless communications, offset by a decrease in sales of prepaid wireless airtime. Sales in the services and other category also decreased due to the reclassification of RadioShack.com sales from this category to the appropriate product categories in 2000. In 2000, we earned approximately $104.0 million of residual income, compared to $63.0 million in 1999.

Gross Profit

Gross profit was $2,369.6 million or 49.4% of net sales and operating revenues in 2000, compared with $2,083.5 million or 50.5% of net sales and operating revenues in 1999. This gross profit percentage decrease was partially due to a shift within our product offerings to increased sales of third party branded audio and video products, primarily DTH satellite systems, which have a lower gross margin than our overall gross margin. To a lesser degree, the gross profit percentage decrease was due to a decrease in the wireless communications gross margin. The decrease was further impacted by increased sales to dealer/franchise stores, which have a lower gross margin percentage than sales to retail customers. This decrease was partially offset by an increase in residual income, which has 100% gross margin, as well as by an increase in the gross profit percentages for both the personal computer and peripherals category and the parts, accessories and specialty equipment category.

Selling, General and Administrative Expense

Our SG&A expense increased 9.1%, but decreased as a percent of net sales and operating revenues to 34.1% for the year ended December 31, 2000 from 36.2% for the year ended December 31, 1999. This 2.1 percentage point decrease in the SG&A percentage was due primarily to the favorable effect of our increased sales during 2000.

Payroll expense increased by $54.8 million to $748.7 million in 2000, but decreased as a percent of net sales and operating revenues to 15.6% in 2000, compared to 16.8% in 1999. This dollar increase was due primarily to our retail store expansions and increases in personnel, commissions, bonuses and other incentives resulting from strong comparable store sales and profits. Rent expense increased in dollars by $9.7 million to $215.2 million in 2000, but decreased as a percent of net sales and operating revenues to 4.5% in 2000 from 5.0% in 1999. The rent increase was due primarily to new store openings throughout the year, as well as lease renewals at slightly higher rates. The 0.5 percentage point decrease was due primarily to the favorable effect of increased comparable stores sales on the expense rate structure. Advertising expense increased $27.2 million in dollars, but decreased as a percentage of net sales and operating revenues to $227.1 million and 4.7% of sales in 2000, compared to $199.9 million and 4.8% of sales in 1999. The dollar increase was due primarily to a shift in advertising from print to television advertising. In addition, the decrease as a percentage of sales and operating revenues reflects the sales leverage gained from our sales increase.

Net Interest Expense

Interest expense, net of interest income, was $36.1 million for 2000 versus $16.8 million for 1999.

Interest expense increased to $53.9 million in 2000, from $37.2 million in 1999. This increase was primarily the result of an increase in our average debt outstanding throughout 2000, due to share repurchases and our investment in inventory, as well as to an increase in short-term interest rates when compared to the prior year. Interest income decreased almost 13% to $17.8 million in 2000 from $20.4 million in 1999, due primarily to repayment of various notes receivable associated with our liquidation of other retail formats.

Provision for Income Taxes

The provision for income taxes reflects an effective tax rate of 38.0% for both 2000 and 1999.

Impact of Recent Accounting Pronouncements

The Financial Accounting Standards Board issued SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" ("FAS 142"), in July 2001, which establishes accounting and reporting standards for goodwill and other intangible assets. FAS 142 became effective for all fiscal quarters of fiscal years beginning after December 15, 2001. Among other things, FAS 142 eliminates the amortization of goodwill, but requires an annual review of the possible impairment of goodwill. We adopted FAS 142 effective January 1, 2002.

The Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" ("FAS 144"), in October 2001, which establishes accounting and reporting standards for impairment and disposition of long-lived assets (except unidentifiable intangibles), including discontinued operations. FAS 144 became effective for all financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. We adopted FAS 144 effective January 1, 2002 and are analyzing the provisions, as they relate to our accounting policies. The impact, if any, of this adoption has not been determined at this time.

Cash Flow and Liquidity

(In millions)	Year Ended December 31, 2001	2000	1999
Operating activities	**$ 775.8**	$ 116.5	$ 561.6
Investing activities	**(2.3)**	(134.0)	(121.0)
Financing activities	**(502.8)**	(16.4)	(340.5)

In 2001, cash flow provided by operating activities was $775.8 million, compared to $116.5 million and $561.6 million in 2000 and 1999, respectively. Cash flow from net income, adjusted for non-cash items, decreased $103.9 million in 2001 from 2000. This decrease was primarily due to a decrease in operating profit in 2001. The increase in cash flow from operating activities was the result of $763.2 million of cash provided by working capital components. Changes in inventory provided $213.9 million in cash in 2001, compared to a use of $302.9 million in 2000, reflecting better inventory management. Additionally, changes in accounts receivable, consisting primarily of amounts due from our strategic partners, provided $165.8 million in cash during 2001, when compared to a use of $149.0 million in the prior year. This favorable change resulted from an enhanced collection effort and improved receivables management.

Investing activities used $2.3 million in cash in 2001, compared to $134.0 million and $121.0 million used in 2000 and 1999, respectively. Capital expenditures approximated $139.2 million in 2001, compared to $119.6 million in 2000 and $102.4 million in 1999. Capital expenditures for these years consisted primarily of our retail store expansions and remodels and upgrades of information systems. In addition, in 2001 we purchased the land for our new corporate headquarters building. We anticipate that the capital expenditure requirement for 2002 will approximate $130.0 million to $135.0 million. These expenditures will primarily relate to our future store expansions and remodels and updated information systems. On June 22, 2001, we received $123.6 million for the settlement of the purchase price of Computer City, Inc. and settlement of the $136.0 million CompUSA note.

Cash used by financing activities was $502.8 million in 2001, compared to $16.4 million and $340.5 million in 2000 and 1999, respectively. Purchases of treasury stock required cash of $308.3 million, $400.6 million and $422.2 million in 2001, 2000 and 1999, respectively. (See "Capital Structure and Financial Condition" below for further information on our stock repurchase programs.) The 2001, 2000 and 1999 stock repurchases were partially funded by $53.7 million, $66.3 million and $81.5 million, respectively, received from the sale of treasury stock to employee stock plans and from stock option exercises. Dividends paid, net of tax, in 2001, 2000 and 1999 amounted to $43.7 million, $44.7 million and $42.5 million, respectively. The increase in dividends paid in 2000 resulted from an increase in the per share dividend in 2000. On July 6, 2001, we purchased all of Microsoft's preferred units in RadioShack.com LLC for $88.0 million, thereby eliminating the minority interest in RadioShack.com LLC. The long-term notes we issued in 2001 provided approximately $346.1 million in cash, the majority of which was used to repay short-term debt. Additionally, in 1999 we received $100.6 million in cash from medium-term notes; the majority of the proceeds was used to repay current maturities of long-term debt. However, in 2000 the increase in short-term debt was used primarily to fund increases in accounts receivable, stock repurchases and additional inventory.

Our free cash flow, defined as our cash flow from operations less dividends paid and capital expenditures, was $592.9 million in 2001, compared to a negative free cash flow of $47.8 million in 2000 for the reasons described above. We expect free cash flow to be approximately $200.0 to $250.0 million in 2002.

Capital Structure and Financial Condition

Management considers our financial structure and condition solid. At December 31, 2001, total capitalization was $1,449.0 million, which consisted of $670.9 million of debt and $778.1 million of equity. This resulted in a debt-to-total capitalization ratio of 46.3%. The prior year debt-to-total capitalization ratio was 47.0%. The decrease resulted from utilizing the strong cash flow during 2001 to reduce total debt by $110.6 million. Long-term debt as a percentage of total capitalization was 39.0% at December 31, 2001, compared to 18.2% at December 31, 2000 and 23.9% at December 31, 1999. This increase in 2001 was due to the issuance of $350.0 million of 10-year 7⅜% notes due May 15, 2011.

Our debt is considered investment grade by the rating agencies. On November 16, 2001 Fitch reduced their ratings from A to A- and F1 to F2. All other ratings were unchanged during the year. Below are their latest ratings by category.

Category	Moody's	Standard and Poor's	Fitch
Medium-term notes	Baa1	A-	A-
ESOP senior notes	Baa1	A-	A-
Commercial paper	P-2	A-2	F2

Our debt primarily consists of medium-term notes and two issuances of 10-year long-term notes.

We have a $300.0 million Debt Shelf Registration Statement ("Shelf Registration") which became effective in August 1997. In August 1997, we issued $150.0 million of 10-year unsecured long-term notes under the Shelf Registration. The interest rate on the notes is 6.95% per annum with interest payable on September 1 and March 1 of each year, commencing March 1, 1998. These notes are due September 1, 2007.

We also issued, in various amounts and on various dates from December 1997 through September 1999, medium-term notes totaling $150.0 million under the Shelf Registration. At December 31, 2001, $146.0 million of these notes remained outstanding. The interest rates at December 31, 2001, for the outstanding $146.0 million medium-term notes ranged from 6.09% to 7.35% and had a weighted average coupon rate of 6.6%. These notes have maturities ranging from 2002 to 2008.

On May 11, 2001, we issued $350.0 million of 10-year 7⅜% notes in a private offering to initial purchasers who offered the notes to qualified institutional buyers by relying upon SEC Rule 144A. The interest rate on the notes is 7.375% per annum with interest payable on November 15 and May 15 of each year. Payment of interest on the notes commenced on November 15, 2001, and the notes mature on May 15, 2011. On August 3, 2001, under the terms of an exchange offering filed with the SEC, we exchanged substantially all of these notes for a similar amount of publicly registered notes. The net effect of this exchange was that no additional debt was issued on August 3, 2001 and substantially all of the notes are now publicly registered with the SEC.

During the third quarter of 2001, we entered into several interest rate swap agreements, with maturities ranging from 2004 to 2007, to manage our exposure to interest rate movements by effectively converting a portion of our long-term debt from fixed to variable rates. The notional amount of the interest rate swaps subject to variable rates is $150.0 million. Under these agreements, we have contracted to pay a variable rate based upon LIBOR and to receive fixed rate payments ranging from 6.95% to 7.35%. We have designated the agreements as fair value hedging instruments. At December 31, 2001, we recorded an asset of $2.9 million (its fair value) for the swap agreements and adjusted the fair value of the related debt by the same amount. The effect of these agreements was a reduction in interest expense of $1.3 million during 2001, when compared to the fixed rates. At current interest rates, we expect this favorable condition to occur again in 2002. We entered into these agreements to balance our debt portfolio by changing from all fixed interest rates to a mixture of fixed and floating interest rates, thereby taking advantage of lower short-term rates.

From time to time, we utilize short-term debt such as commercial paper issuance and uncommitted bank loans to supplement our short-term financing needs. The commercial paper and the short-term seasonal bank debt have a typical maturity of 90 days or less. The amount of commercial paper that could be outstanding during 2001 was limited to a maximum of $600.0 million. Our commercial paper program is supported by our revolving credit facility, which is described below.

In the second quarter of 2001, we renewed our existing $300.0 million 364-day revolving credit facility and also extended the maturity date to June 2002. The terms of the 364-day revolving credit facility remained similar to the previous facility. Our $300.0 million five-year revolving credit facility maturing June 2003 did not change. The revolving credit facilities will support any future commercial paper borrowings and are otherwise available for general corporate purposes. Annual commitment fees for the facilities are 0.07% of the $300.0 million 364-day facility and 0.085% of the $300.0 million multiyear facility, whether used or unused.

We use operating leases, primarily for our retail locations, distribution centers and corporate headquarters, to lower our capital requirements. We do not have any other off-balance sheet financing arrangements.

Management believes that our present borrowing capacity is greater than our established credit lines and long-term debt in place.

On December 14, 2000, we announced that our Board of Directors had authorized management to purchase up to 10.0 million shares of our common stock. During 2001, 9.3 million shares were repurchased for $250.4 million. Additionally, on December 13, 2001, we announced that our Board of Directors had expanded that existing program to allow management to purchase up to 25.0 million shares of our common stock. The expanded program has no expiration date.

The purchases under the share repurchase program described above are in addition to the shares required for employee stock purchase plans, which are purchased throughout the year. Purchases will continue to be made in 2002 in the open market with funding of the programs coming from existing cash balances, excess free cash flow and short-term borrowings, if needed.

In the fourth quarter of 2001, we announced the sale of our corporate headquarters building and our plans to construct a new headquarters in Fort Worth, Texas. We entered into sale-leaseback agreements whereby our existing corporate headquarters land and buildings were sold and leased back to us. These agreements provide us with the time necessary to arrange for the construction of the new facility. Currently, our plans are to finance the new corporate campus with an off-balance sheet operating lease arrangement. We believe that this type of structure, when used as designed and in moderation, enables us to maintain financial flexibility and is appropriate. Management recognizes that this type of financing is under review and that the structure may change, making it uneconomical to execute and requiring us to record the new corporate campus and related debt on our balance sheet. We have explored alternatives in the event that changes occur and believe that we have a number of viable options available to finance our corporate headquarters facility.

The tables below, as well as the information contained in Note 7 – "Indebtedness and Borrowing Facilities" to our financial statements, summarizes our various repayment requirements, interest rates and available credit lines.

The table below contains the contractual commitments associated with our debt obligations, lease obligations, and marketing agreements.

Inflation
Inflation has not significantly impacted us over the past three years. Management does not expect inflation to have a significant impact on operations in the foreseeable future, unless global or geo-political situations substantially affect the world economy.

	December 31,						
(In millions)	2002	2003	2004	2005	2006	Thereafter	Total
Debt principal	$ 85.3	$ 20.0	$ 39.5	$ —	$ 5.1	$ 500.8	$ 650.7
Debt interest	42.6	39.7	38.6	36.7	36.7	120.4	314.7
Capital leases	2.4	—	—	—	—	—	2.4
Operating leases	172.6	152.5	118.4	80.0	48.6	79.9	652.0
Marketing agreements	62.3	8.1	1.5	—	—	—	71.9
	$ 365.2	$ 220.3	$ 198.0	$ 116.7	$ 90.4	$ 701.1	$ 1,691.7

The table below contains our credit commitments from various financial institutions.

	Total	Commitment Expiration Per Period			
(In millions)	Amounts Commited	Less than 1 year	1-3 years	4-5 years	Over 5 years
Credit commitments					
Lines of credit	$ 600.0	$ 300.0	$ 300.0	—	—
Stand-by letters of credit	3.2	1.7	1.5	—	—
Total commercial commitments	$ 603.2	$ 301.7	$ 301.5	—	—

Report of Management on Internal Accounting Controls

Management is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and related notes. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and are not misstated due to material fraud or error. Financial statements include, when necessary, amounts based upon our best estimates and judgments. The consolidated financial statements have been audited and reported on by our independent accountants, PricewaterhouseCoopers LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. We believe that the representations made to the independent accountants were valid and appropriate. We also prepared the other information in the annual report and are responsible for its accuracy and consistency with the financial statements.

We maintain a system of internal controls for financial reporting, for safeguarding of assets against unauthorized acquisition, use or disposition, and for the prevention and detection of fraudulent financial reporting. This system of internal controls is designed to provide reasonable assurance of the reliability of the consolidated financial statements. Our internal audit function monitors the operation of the internal control system and reports findings and recommendations to management and to the Audit and Compliance Committee of the Board of Directors. Appropriate corrective actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified. The Audit and Compliance Committee of the Board of Directors, which is composed solely of independent and financially literate directors, provides oversight to the financial reporting process through scheduled periodic meetings with our independent accountants, internal auditors and management. Both our independent accountants and internal auditors have direct, unrestricted access to the Audit and Compliance Committee with and without management present.

We believe that our long-standing emphasis on the highest standards of conduct and ethics, embodied in comprehensive written policies, also serves to reinforce our system of internal controls. Ongoing communications and review programs are designed to help ensure compliance with these policies, and exceptions are reported by the Vice President - Corporate Compliance and Assistant Corporate Secretary to the Audit and Compliance Committee.

Although no cost-effective internal control system will preclude errors and irregularities, we believe our controls as of and for the year ended December 31, 2001, provide reasonable assurance that the consolidated financial statements are reliable.



Leonard H. Roberts
Chairman of the Board and Chief Executive Officer
RadioShack Corporation



Michael D. Newman
Senior Vice President and Chief Financial Officer
RadioShack Corporation

Report of Independent Accountants

To the Board of Directors and Stockholders of RadioShack Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of stockholders' equity present fairly, in all material respects, the financial position of RadioShack Corporation and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Fort Worth, Texas
February 20, 2002

Consolidated Statements of Income

RADIOSHACK CORPORATION AND SUBSIDIARIES

	Year Ended December 31,					
	2001		2000		1999	
(In millions, except per share amounts)	Dollars	% of Revenues	Dollars	% of Revenues	Dollars	% of Revenues
Net sales and operating revenues	$4,775.7	100.0%	$ 4,794.7	100.0%	$ 4,126.2	100.0%
Cost of products sold	2,478.9	51.9	2,425.1	50.6	2,042.7	49.5
Gross profit	2,296.8	48.1	2,369.6	49.4	2,083.5	50.5
Operating expenses:						
Selling, general and administrative	1,713.9	35.9	1,632.6	34.1	1,496.0	36.2
Depreciation and amortization	108.3	2.3	107.3	2.2	90.2	2.2
Loss on sale of assets	57.2	1.2	—	—	—	—
Impairment of long-lived assets	39.8	0.8	—	—	—	—
Employee separation and other costs	18.3	0.4	—	—	—	—
Total operating expenses	1,937.5	40.6	1,739.9	36.3	1,586.2	38.4
Operating income	359.3	7.5	629.7	13.1	497.3	12.1
Interest income	13.0	0.3	17.8	0.4	20.4	0.5
Interest expense	(50.8)	(1.1)	(53.9)	(1.1)	(37.2)	(0.9)
Provision for loss on Internet-related investment	(30.0)	(0.6)	—	—	—	—
Income before income taxes	291.5	6.1	593.6	12.4	480.5	11.7
Provision for income taxes	124.8	2.6	225.6	4.7	182.6	4.5
Net income	166.7	3.5	368.0	7.7	297.9	7.2
Preferred dividends	4.9	0.1	5.3	0.1	5.5	0.1
Net income available to common shareholders	$ 161.8	3.4%	$ 362.7	7.6%	$ 292.4	7.1%
Net income available per common share:						
Basic	$ 0.88		$ 1.94		$ 1.51	
Diluted	$ 0.85		$ 1.84		$ 1.43	
Shares used in computing earnings per common share:						
Basic	183.8		187.3		194.2	
Diluted	191.2		197.7		205.0	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

RADIOSHACK CORPORATION AND SUBSIDIARIES

(In millions, except for share amounts)	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 401.4**	$ 130.7
Accounts and notes receivable, net	**276.3**	464.7
Inventories, at lower of cost or market	**949.8**	1,164.3
Other current assets	**86.8**	58.5
Total current assets	**1,714.3**	1,818.2
Property, plant and equipment, net	**417.7**	456.8
Other assets, net of accumulated amortization	**113.1**	301.5
Total assets	**$2,245.1**	$ 2,576.5
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term debt, including current maturities of long-term debt	**$ 105.5**	$ 478.6
Accounts payable	**206.7**	234.8
Accrued expenses	**336.1**	330.1
Income taxes payable	**178.1**	188.9
Total current liabilities	**826.4**	1,232.4
Long-term debt, excluding current maturities	**565.4**	302.9
Other non-current liabilities	**75.2**	60.9
Total liabilities	**1,467.0**	1,596.2
Minority interest in consolidated subsidiary	**—**	100.0
Stockholders' equity:		
Preferred stock, no par value, 1,000,000 shares authorized:		
Series A junior participating, 300,000 shares designated and none issued	**—**	—
Series B convertible (TESOP), 100,000 shares authorized; 64,500 and 68,800 shares issued, respectively	**64.5**	68.8
Common stock, $1 par value, 650,000,000 shares authorized; 236,033,000 shares issued	**236.0**	236.0
Additional paid-in capital	**138.8**	116.1
Retained earnings	**1,787.3**	1,661.5
Treasury stock, at cost; 59,233,000 and 50,269,000 shares, respectively	**(1,443.5)**	(1,189.6)
Unearned deferred compensation	**(4.3)**	(11.5)
Accumulated other comprehensive loss	**(0.7)**	(1.0)
Total stockholders' equity	**778.1**	880.3
Commitments and contingent liabilities (see Note 10)		
Total liabilities and stockholders' equity	**$2,245.1**	$ 2,576.5

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

RADIOSHACK CORPORATION AND SUBSIDIARIES

(In millions)	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 166.7	$ 368.0	$ 297.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loss on Internet-related investment	30.0	—	—
Impairment of long-lived assets	39.8	—	—
Loss on sale of assets	57.2	—	—
Depreciation and amortization	108.3	107.3	90.2
Deferred income taxes and other items	(9.4)	32.1	58.6
Provision for credit losses and bad debts	14.5	3.6	0.9
Changes in operating assets and liabilities:			
Receivables	165.8	(149.0)	(29.3)
Inventories	213.9	(302.9)	52.6
Other current assets	1.7	(6.2)	15.1
Accounts payable, accrued expenses and income taxes	(12.7)	63.6	75.6
Net cash provided by operating activities	775.8	116.5	561.6
Investing activities:			
Additions to property, plant and equipment	(139.2)	(119.6)	(102.4)
Proceeds from sale of property, plant and equipment	17.4	1.5	5.6
Proceeds from sale of equity securities	—	17.9	—
Proceeds from early retirement of CompUSA note	123.6	—	—
Investment in securities	—	(30.0)	(20.0)
Other investing activities	(4.1)	(3.8)	(4.2)
Net cash used by investing activities	(2.3)	(134.0)	(121.0)
Financing activities:			
Purchases of treasury stock	(308.3)	(400.6)	(422.2)
Exercise of common stock put options	(2.1)	(8.6)	—
Proceeds from sale of common stock put options	0.3	0.5	4.4
Sale of treasury stock to stock plans	46.3	46.8	39.5
Proceeds from exercise of stock options	7.4	19.5	42.0
Proceeds from (purchase of) minority interest in consolidated subsidiary	(88.0)	100.0	—
Dividends paid	(43.7)	(44.7)	(42.5)
Changes in short-term borrowings, net	(443.6)	285.2	(42.3)
Additions to long-term borrowings	346.1	—	100.6
Repayments of long-term borrowings	(17.2)	(14.5)	(20.0)
Net cash used by financing activities	(502.8)	(16.4)	(340.5)
Increase/(decrease) in cash and cash equivalents	270.7	(33.9)	100.1
Cash and cash equivalents, beginning of period	130.7	164.6	64.5
Cash and cash equivalents, end of period	$ 401.4	$ 130.7	$ 164.6

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

RADIOSHACK CORPORATION AND SUBSIDIARIES

(In millions)	Shares at December 31, 2001	2000	1999	Dollars at December 31, 2001	2000	1999
Preferred stock						
Beginning of year	**0.1**	0.1	0.1	**$ 68.8**	$ 72.8	$ 100.0
Cancellation of preferred stock, net of repurchases	—	—	—	**(4.3)**	(4.0)	(27.2)
End of year	**0.1**	0.1	0.1	**$ 64.5**	$ 68.8	$ 72.8
Common stock						
Beginning of year	**236.0**	235.8	139.2	**$ 236.0**	$ 235.8	$ 139.2
Two-for-one common stock split	—	—	96.6	—	—	96.6
Restricted stock awards, net of forfeitures	—	0.2	—	—	0.2	—
End of year	**236.0**	236.0	235.8	**$ 236.0**	$ 236.0	$ 235.8
Treasury stock						
Beginning of year	**(50.2)**	(45.1)	(41.8)	**$(1,189.6)**	$ (892.3)	$(1,161.6)
Purchase of treasury stock	**(10.7)**	(7.9)	(8.5)	**(296.4)**	(368.6)	(435.9)
Issuance of common stock	**1.3**	1.5	2.2	**33.5**	29.9	37.1
Exercise of stock options and grant of stock awards	**0.4**	1.3	3.0	**9.0**	30.1	51.6
Cancellation of preferred stock, net of repurchases	—	—	—	—	—	28.8
Two-for-one common stock split	—	—	—	—	—	603.8
Other	—	—	—	—	11.3	(16.1)
End of year	**(59.2)**	(50.2)	(45.1)	**$(1,443.5)**	$(1,189.6)	$ (892.3)
Additional paid-in capital						
Beginning of year				**$ 116.1**	$ 82.4	$ 109.7
Issuance of common stock				**15.5**	21.6	74.9
Restricted stock awards, net of forfeitures				**(0.9)**	7.0	(10.6)
Exercise of stock options and grant of stock awards				—	3.5	28.6
Two-for-one common stock split				—	—	(123.0)
Purchase of minority interest, net of taxes				**7.8**	—	—
Other				**0.3**	1.6	2.8
End of year				**$ 138.8**	$ 116.1	$ 82.4
Retained earnings						
Beginning of year				**$1,661.5**	$ 1,353.3	$ 1,693.4
Net income				**166.7**	368.0	297.9
Series B convertible stock dividends, net of taxes				**(3.2)**	(3.4)	(3.6)
Cancellation of preferred stock, net of repurchases				**(7.4)**	(14.4)	(18.0)
Common stock cash dividends declared				**(30.3)**	(42.0)	(38.6)
Two-for-one common stock split				—	—	(577.8)
End of year				**$1,787.3**	$ 1,661.5	$ 1,353.3
Unearned deferred compensation						
Beginning of year				**$ (11.5)**	$ (20.5)	$ (31.5)
Restricted stock awards				—	0.2	(0.5)
Deferred compensation earned				**7.2**	8.8	11.5
End of year				**$ (4.3)**	$ (11.5)	$ (20.5)
Accumulated other comprehensive loss						
Beginning of year				**$ (1.0)**	$ (0.8)	$ (1.0)
Other comprehensive income (loss)				**0.3**	(0.2)	0.2
End of year				**$ (0.7)**	$ (1.0)	$ (0.8)
Total stockholders' equity				**$ 778.1**	$ 880.3	$ 830.7
Comprehensive income						
Net income				**$ 166.7**	$ 368.0	$ 297.9
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments				**(0.3)**	(0.2)	0.2
Gain on interest rate swaps, net				**0.6**	—	—
Other comprehensive income (loss)				**0.3**	(0.2)	0.2
Comprehensive income				**$ 167.0**	$ 367.8	$ 298.1

The accompanying notes are an integral part of these consolidated financial statements.

RADIOSHACK CORPORATION AND SUBSIDIARIES

Note 1 Description of Business

Through our approximately 7,200 company-owned and dealer/franchise retail outlets, we are one of the nation's largest consumer electronics chains. Our sales and operating revenues primarily relate to private label and third party branded consumer electronics, brand name personal computers, wireless communication products and services, telephony and direct-to-home ("DTH") satellite systems sold through our retail locations. Additionally, we operate certain related retail support entities and consumer electronics manufacturing businesses.

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation: The Consolidated Financial Statements include our accounts and our majority owned subsidiaries. Investments in 20% to 50% owned companies are accounted for using the equity method. Significant intercompany transactions are eliminated in consolidation.

Pervasiveness of Estimates: The preparation of financial statements, in conformity with generally accepted accounting principles, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and the disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

Foreign Currency Translation: The functional currency of substantially all operations outside the U.S. is the respective local currency. Translation gains or losses related to net assets located outside the United States are shown as a component of accumulated other comprehensive income (loss) and are classified in the stockholders' equity section of the accompanying Consolidated Balance Sheets.

Cash and Cash Equivalents: Cash on hand in stores, deposits in banks and all highly liquid investments with an original maturity of three months or less at the time of purchase are considered cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The weighted average interest rates were 1.7% and 6.3% at December 31, 2001 and 2000, respectively, for cash equivalents totaling $322.1 million and $39.1 million, respectively.

Equity Securities: Equity securities are marked to market based upon market value fluctuations. The resulting adjustments, net of deferred taxes, are reported as a component of stockholders' equity until realized. Declines in fair market value that are considered to be other than temporary are recognized in earnings and establish a new cost basis for the security. Realized gains and losses are included in earnings and are determined on the specific identification method.

Accounts Receivable and Allowance For Doubtful Accounts: An allowance for doubtful accounts is provided when accounts are determined to be uncollectible. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising our customer base and their location in many different geographic areas of the country. However, we do have some concentration of credit risk from service providers in the wireless telephone and DTH satellite services industries, due to sales of their products and services.

Inventories: Inventories are stated at the lower of cost (principally based on average cost) or market value and are comprised primarily of finished goods.

Property, Plant and Equipment: Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization are primarily calculated using the straight-line method, which amortizes the cost of the assets over their estimated useful lives. When depreciable assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains and losses are recognized. Major additions and betterments are capitalized. Maintenance and repairs which do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred. Amortization of buildings under capital leases is included in depreciation and amortization in the Consolidated Statements of Income.

Capitalized Software Costs: We capitalize qualifying costs related to developing internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Capitalized costs are amortized over the estimated useful life of the software, which ranges between three and five years. Capitalized software costs at December 31, 2001, 2000 and 1999 totaled $46.6 million, $39.6 million and $25.6 million, net of accumulated amortization of $26.3 million, $16.0 million and $8.1 million, respectively.

Goodwill: Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over the expected life of the underlying assets. At December 31, 2000, the net goodwill balance totaled $50.6 million, composed primarily of goodwill resulting from the 1999 acquisition of AmeriLink Corporation. During 2001, we recorded an impairment of the AmeriLink goodwill aggregating $37.0 million, resulting in a net goodwill balance at December 31, 2001 of $11.0 million. Goodwill amortization expense in 2001 and 2000 was $2.6 million and $2.3 million, respectively. See "Recently Issued Accounting Pronouncements" below for further discussion of goodwill.

Impairment of Long-Lived Assets: Long-lived assets (primarily property, plant and equipment and goodwill) held and used by us or to be disposed of are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

Derivatives: In June 1998 and June 2000, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities (an amendment of FASB Statement No. 133)," respectively. These standards establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS Nos. 133 and 138 also require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of these standards on January 1, 2001, did not have an effect on our consolidated financial statements.

We maintain strict internal controls, which include policies and procedures for risk assessment and the approval, reporting and monitoring of all derivative financial instrument activities. We do not hold or issue derivative financial instruments for trading or speculative purposes. To qualify for hedge accounting, derivatives must meet defined correlation and effectiveness criteria, be designated as a hedge and result in cash flows and financial statement effects that substantially offset those of the position being hedged.

During the third quarter of 2001, we entered into several interest rate swap agreements, with maturities ranging from 2004 to 2007, to manage our exposure to interest rate movements by effectively converting a portion of our long-term debt from fixed to variable rates. The accounting for changes in the fair value of an interest rate swap depends on the use of the swap. To the extent that a swap is effective as a cash flow hedge of an exposure to future changes in cash flows, the change in fair value of the swap is deferred in accumulated other comprehensive income. To the extent that a derivative is effective as a hedge of an exposure to future changes in fair value, the change in the derivative's fair value is recorded in earnings, as is the change in fair value of the item being hedged. Any portion considered to be ineffective will be reported in earnings immediately. The differentials to be received or paid under interest rate swap contracts designated as hedges are recognized in income over the life of the contracts as adjustments to interest expense. Gains and losses on terminations of interest rate contracts designated as hedges are deferred and amortized into interest expense over the remaining life of the original contracts or until repayment of the hedged indebtedness.

Fair Value of Financial Instruments: The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values due primarily to the short-term nature of their maturities or their varying interest rates.

Revenue Recognition: Our revenue is derived primarily through the sale of private label and third party branded products to consumers. Services and other operating revenues are less than 10% of total revenue. Revenue is recognized when delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. Residual income is recorded as earned under the terms of each contract with the service provider, which is typically as the service provider bills its customer.

Additionally, our retail operations offer extended service contracts on products sold. These contracts generally provide extended service coverage for periods of 12 to 60 months. We offer these contracts in all but three states on behalf of an unrelated third party obligor. We are not considered the primary obligor on these contracts. In these circumstances, our share of commission revenue is recognized as income at the time of sale of the contract. For the contracts offered in the three states where we are the primary obligor, revenues from the sale of these contracts are recognized ratably over the lives of the contracts. Costs directly related to the sale of such contracts are deferred and charged to expense proportionately as the revenues are recognized. A loss is recognized on extended service contracts if the sum of the expected costs of providing services pursuant to the contracts exceeds the related unearned revenue.

Income Taxes: Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, we recognize future tax benefits to the extent that realization of such benefits are more likely than not.

Common Stock Put Options: A common stock put option is an equity instrument whereby we receive an upfront cash premium for granting another party the option to sell a defined number of our shares to us at a fixed price on a specified future date. The proceeds received upon the sale of these instruments are recorded as a component of stockholders' equity. Subsequent changes in the fair value of the equity instruments are not recognized. There were no common stock put options outstanding at the end of 2001.

Earnings Per Share: Basic earnings per share is computed based only on the weighted average number of common shares outstanding for each period presented. Diluted earnings per share reflects the potential dilution that would have occurred if securities or other contracts to issue common stock were exercised, converted, or resulted in the issuance of common stock that would have then shared in the earnings of the entity. The following table reconciles the numerator and denominator used in the basic and diluted earnings per share calculations.

Options to purchase 12.2 million, 0.9 million and 3.3 million shares of common stock in 2001, 2000 and 1999, respectively, were not included in the computation of diluted earnings per common share because the option exercise price was greater than the average market price of the common stock during the year.

Stock-Based Compensation: We have adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), on a disclosure basis only. We measure compensation costs under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations.

Advertising Costs: Our advertising costs are expensed the first time the advertising takes place. Advertising expense was $253.9 million, $227.1 million and $199.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Comprehensive Income (Loss): Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period, except for those changes resulting from investments by owners and distributions to owners. Comprehensive income (loss) is comprised of the gain on an interest rate swap used as a cash flow hedge and foreign currency translation adjustments, which are shown net of tax in the accompanying Consolidated Statements of Stockholders' Equity.

Reclassifications: Certain amounts in the December 31, 2000 and 1999 financial statements have been reclassified to conform with the December 31, 2001 presenta-

	Year Ended December 31,								
	2001			*2000*			*1999*		
(In millions, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net income	$ 166.7			$ 368.0			$ 297.9		
Less: Preferred stock dividends	(4.9)			(5.3)			(5.5)		
Basic EPS									
Net income available to common shareholders	161.8	183.8	$ 0.88	362.7	187.3	$ 1.94	292.4	194.2	$ 1.51
Effect of dilutive securities:									
Plus dividends on Series B preferred stock	4.9			5.3			5.5		
Additional contribution required for TESOP if preferred stock had been converted	(3.5)	5.8		(3.4)	6.2		(4.1)	6.5	
Stock options		1.6			4.2			4.3	
Diluted EPS									
Net income available to common shareholders plus assumed conversions	$ 163.2	191.2	$ 0.85	$ 364.6	197.7	$ 1.84	$ 293.8	205.0	$ 1.43

tion. These reclassifications have no effect on net income or stockholders' equity as previously reported.

Recently Issued Accounting Pronouncements: The Financial Accounting Standards Board issued SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" ("FAS 142"), in July 2001, which establishes accounting and reporting standards for goodwill and other intangible assets. FAS 142 becomes effective for all fiscal quarters of fiscal years beginning after December 15, 2001. Among other things, FAS 142 eliminates the amortization of goodwill, but requires an annual review of the possible impairment of goodwill. We adopted FAS 142 effective January 1, 2002.

The Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" ("FAS 144"), in October 2001, which establishes accounting and reporting standards for impairment and disposition of long-lived assets, including discontinued operations. FAS 144 becomes effective for all financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. We are analyzing the provisions of FAS 144, as they relate to our accounting policies. The impact, if any, of the adoption of FAS 144 has not been determined at this time.

Note 3 Accounts and Notes Receivable

As of December 31, 2001 and 2000, we had the following accounts and notes receivable outstanding in the accompanying Consolidated Balance Sheets:

Accounts and Notes Receivable

(In millions)	December 31, 2001	2000
Receivables from vendors and service providers	$ 152.4	$ 294.1
Trade accounts receivable	92.6	110.8
Receivables from InterTAN, Inc.	1.8	5.0
Current portion of CompUSA's note receivable	—	9.7
Current portion of Fry's notes receivable	1.0	8.0
Other receivables	35.3	43.4
Allowance for doubtful accounts	(6.8)	(6.3)
Accounts and notes receivable, net	$ 276.3	$ 464.7

Receivables from vendors and service providers include marketing development funds, residual income, consumer acquisition fees, and rebates and other promotions from our third party service providers, after taking into account estimates for service provider customer deactivations and non-activations, which are factors in determining the amounts of customer acquisition fees and residual income earned.

Allowance for Doubtful Accounts

(In millions)	December 31, 2001	2000	1999
Balance at the beginning of the year	$ 6.3	$ 2.8	$ 8.5
Provision for credit losses and bad debt included in SG&A expense	14.5	3.6	0.9
Uncollected receivables written off, net of recoveries	(14.0)	(0.1)	(6.6)
Balance at the end of the year	$ 6.8	$ 6.3	$ 2.8

Note 4 Property, Plant and Equipment ("PP&E")

The following table outlines the ranges of estimated useful lives and balances of each major fixed asset category:

(In millions)	Range of Estimated Useful Life	December 31, 2001	2000
Land	—	$ 38.3	$ 18.1
Buildings	10-40 years	93.2	194.2
Furniture, fixtures and equipment [1]	2-15 years	543.9	558.7
Leasehold improvements	Primarily, the shorter of the life of the improvements or the term of the related lease and certain renewal periods	326.7	351.4
Total PP&E		1,002.1	1,122.4
Less accumulated depreciation and amortization of capital leases		(584.4)	(665.6)
PP&E, net		$ 417.7	$ 456.8

1 Includes $22.1 million of assets under capital leases at both December 31, 2001, and December 31, 2000.

In the fourth quarter of 2001, we sold and leased back most of our corporate headquarters at a loss of $44.8 million.

Note 5 Other Assets

(In millions)	December 31, 2001	2000
Notes receivable	$ 4.3	$ 132.9
Goodwill [1]	11.0	50.6
Deferred income taxes	68.0	61.9
Internet-related investment	—	30.0
Other	29.8	26.1
Total other assets	$ 113.1	$ 301.5

1 See Note 6.

On August 31, 1998, we sold 100% of the outstanding common stock of our Computer City, Inc. subsidiary to CompUSA Inc. for cash and an unsecured note of $136.0 million. On June 22, 2001, we received $123.6 million for the settlement of the purchase price and settlement of the $136.0 million note. Thus, we incurred an additional loss from the sale of Computer City, Inc. of $12.4 million.

During the second quarter of 2000, we made a $30.0 million investment in Digital:Convergence Corporation, a privately-held Internet technology company. In the first quarter of 2001, we believed that our investment had experienced a decline in value that, in our opinion, was other than temporary. This belief was due to the uncertainty surrounding Digital:Convergence's ability to secure sufficient additional funding or to complete an initial public offering. As such, we recorded a loss provision equal to our initial investment.

Note 6 Impairment of Long-Lived Assets

AmeriLink Corporation, also known as RadioShack Installation Services ("RSIS"), was acquired in 1999 to provide us with residential installation capabilities for the technologies and services offered in our retail stores. Since their acquisition, RSIS has incurred operating losses and negative cash flows. In 2000 and in 2001, we attempted to restructure and reorganize RSIS, but due to the overall slowdown in the economy and the lag in the market for home connectivity services, RSIS continued to report losses. During the fourth quarter of 2001, we prepared a revised analysis of the their estimated future cash flows, which indicated that their long-lived assets were impaired. The carrying value of RSIS's long-lived assets (principally goodwill and fixed assets) exceeded the discounted present value of the estimated future cash flows by approximately $37.0 million. An impairment of goodwill for that amount was recorded and included in the accompanying 2001 Consolidated Statement of Income. The remaining balance of RSIS's goodwill is $8.1 million, which will be subject to future impairment analyses.

Our strategic alliance with Blockbuster to introduce a RadioShack "store-within-a-store" at Blockbuster locations did not provide sufficient cash flows to recover our investment in fixtures and other fixed assets. An impairment loss of $2.8 million was recorded for those assets in 2001 and is included in the accompanying Consolidated Statements of Income.

Note 7 Indebtedness and Borrowing Facilities

Short-Term Debt

(In millions)	December 31, 2001	2000
Commercial paper, net of unamortized discount	$ —	$ 346.6
Short-term debt	17.8	114.7
Current portion of long-term debt	81.5	4.0
Current portion of capitalized lease obligations	2.4	5.5
Current portion of guarantee on TESOP indebtedness	3.8	7.8
Total short-term debt	$ 105.5	$ 478.6

Borrowings payable within one year are summarized in the short-term debt table above. Short-term debt at December 31, 2001, consisted primarily of long-term debt within one year of maturity; short-term debt in 2000 consisted primarily of domestic seasonal borrowings.

Long-Term Debt

(In millions)	December 31, 2001	2000
Ten-year 7⅜% notes payable, net of unamortized issuance costs of $3.6 million at December 31, 2001	$ 346.4	$ —
Notes payable issued under the Shelf Registration, net of unamortized issuance costs and hedge adjustment of $2.3 million and $4.9 million, respectively	147.7	145.1
Medium-term notes payable issued under the Shelf Registration, net of unamortized issuance costs and hedge adjustment of ($0.7) million and $0.4 million, respectively	146.7	149.6
Notes payable with interest rates at December 31, 2001 ranging from 2.85% to 2.90%	6.1	6.1
Capital lease obligations (see Note 10)	2.4	7.8
Guarantee of TESOP indebtedness (see Note 18)	3.8	11.6
	653.1	320.2
Less current portion of:		
Notes payable	81.5	4.0
Capital lease obligations	2.4	5.5
Guarantee of TESOP indebtedness	3.8	7.8
	87.7	17.3
Total long-term debt	$ 565.4	$ 302.9

Long-term borrowings and capital lease obligations outstanding at December 31, 2001, mature as follows:

(In millions)	Long-Term Borrowings	Capital Leases	Total
2002	$ 85.3	$ 2.4	$ 87.7
2003	20.0	—	20.0
2004	39.5	—	39.5
2005	—	—	—
2006	5.1	—	5.1
2007 and thereafter	500.8	—	500.8
Total	$ 650.7	$ 2.4	$ 653.1

The fair value of our long-term debt of $647.8 million (including current portion, but excluding capital leases) was approximately $666.0 million at December 31, 2001. The fair value was computed using interest rates which were in effect at December 31, 2001, for similar debt instruments.

On May 11, 2001, we issued $350.0 million of 10-year 7⅜% notes in a private offering to initial purchasers who offered the notes to qualified institutional buyers by relying upon SEC Rule 144A. Interest is payable on November 15 and May 15 of each year. Payment of interest on the notes commenced on November 15, 2001, and the notes mature on May 15, 2011. On August 3, 2001, under the terms of an exchange offering filed with the SEC, we exchanged substantially all of these notes for a similar amount of publicly registered notes. The net effect of this exchange was that no additional debt was issued on August 3, 2001, and substantially all of the notes are now publicly registered with the SEC.

We have a $300.0 million Debt Shelf Registration Statement ("Shelf Registration") which became effective in August 1997. Our medium and long-term notes outstanding at December 31, 2001, under the 1997 Shelf Registration totaled $296.0 million. The interest rate for the outstanding $150.0 million 10-year unsecured long-term notes is 6.95%. These notes are due September 1, 2007. The interest rates at December 31, 2001, for the outstanding $146.0 million medium-term notes ranged from 6.09% to 7.35% with a weighted average coupon rate of 6.6%. These medium-term notes have maturities ranging from 2002 to 2008.

During the third quarter of 2001, we entered into several interest rate swap agreements, with maturities ranging from 2004 to 2007, to manage our exposure to interest rate movements by effectively converting a portion of our long-term debt from fixed to variable rates. The notional amount of the interest rate swaps subject to variable rates is $150.0 million. Under these agreements, we have contracted to pay a variable rate based upon LIBOR and to receive fixed rate payments ranging from 6.95% to 7.35%. We have designated the agreements as fair value hedging instruments. At December 31, 2001, we recorded an asset of $2.9 million (its fair value) for the swap agreements and adjusted the fair value of the related debt by the same amount.

Short-Term Borrowing Facilities

(In millions)	Year Ended December 31, 2001	2000	1999
Domestic seasonal bank credit lines and bank money market lines:			
Lines available at year end	**$ 774.0**	$ 770.0	$ 955.0
Loans outstanding at year end	**—**	114.7	20.0
Weighted average interest rate at year end	**—**	7.3%	6.5%
Weighted average loans outstanding	**$ 22.1**	$ 64.2	$ 57.1
Weighted average interest rate during year	**5.7%**	7.0%	5.5%
Short-term foreign credit lines:			
Lines available at year end	**$ 24.5**	$ 76.5	$ 156.4
Loans outstanding at year end	**—**	—	7.5
Weighted average interest rate at year end	**—**	—	7.1%
Weighted average loans outstanding	**$ 1.9**	$ 6.7	$ 8.0
Weighted average interest rate during year	**4.9%**	6.8%	6.0%
Letters of credit and banker's acceptance lines of credit:			
Lines available at year end	**$ 206.0**	$ 158.0	$ 232.3
Acceptances outstanding at year end	**—**	—	—
Letters of credit open against outstanding purchase orders at year end	**$ 31.2**	$ 44.6	$ 86.6
Commercial paper credit facilities:			
Commercial paper outstanding at year end	**$ —**	$ 346.6	$ 146.8
Weighted average interest rate at year end	**—**	7.5%	6.5%
Weighted average commercial paper outstanding	**$ 83.2**	$ 346.9	$ 179.9
Weighted average interest rate during year	**5.8%**	6.8%	5.5%

Our short-term credit facilities, including revolving credit lines, are summarized in the accompanying short-term borrowing facilities table above. The method used to compute averages in the short-term borrowing facilities table is based on a daily weighted average computation which takes into consideration the time period such debt was outstanding, as well as the amount outstanding. Our financing, primarily short-term debt, consists of short-term seasonal bank debt and commercial paper. The commercial paper and the short-term seasonal bank debt have a typical maturity of 90 days or less. The amount of commercial paper that could be outstanding during 2001 was limited to a maximum of $600.0 million, which is based on the limits of the 364-day credit facility and the five-year credit facility.

In the second quarter of 2001, we renewed our existing $300.0 million 364-day revolving credit facility and also extended the maturity date to June 2002. The terms of the 364-day revolving credit facility remained similar to the previous facility. Our $300.0 million five-year revolving credit facility maturing June 2003 did not change. The revolving credit facilities will support any future commercial paper borrowings and are otherwise available for general corporate purposes. Annual commitment fees for the facilities are 0.07% of the $300.0 million 364-day facility and 0.085% of the $300.0 million multiyear facility, whether used or unused.

We established an employee stock ownership trust in June 1990. Further information on the trust and its related indebtedness, which we guarantee, is detailed in the discussion of the Tandy Fund in Note 18.

Note 8 Accrued Expenses

(In millions)	December 31, 2001	December 31, 2000
Payroll and bonuses	$ 80.2	$ 98.1
Insurance	70.3	69.0
Sales and payroll taxes	41.1	37.3
Other	144.5	125.7
Total accrued expenses	$ 336.1	$ 330.1

Note 9 Income Taxes

Deferred tax assets and liabilities as of December 31, 2001 and 2000 were comprised of the following:

(In millions)	December 31, 2001	December 31, 2000
Deferred tax assets		
Insurance reserves	$ 23.7	$ 22.4
Depreciation and amortization	19.9	19.1
Deferred compensation	18.2	13.3
Unrealized loss on investment	10.8	—
Inventory adjustments, net	5.6	—
Restructuring reserves	4.5	4.2
Bad debt reserve	2.6	2.4
Other	39.2	38.4
Total deferred tax assets	124.5	99.8
Deferred tax liabilities		
Deferred taxes on foreign operations	9.0	9.1
Inventory adjustments, net	—	10.1
Other	4.4	3.1
Total deferred tax liabilities	13.4	22.3
Net deferred tax assets	$ 111.1	$ 77.5
The net deferred tax asset is classified as follows:		
Other current assets	$ 43.1	$ 15.6
Noncurrent assets	68.0	61.9
Net deferred tax assets	$ 111.1	$ 77.5

The components of the provision for income taxes and a reconciliation of the U.S. statutory tax rate to our effective income tax rate are given in the two accompanying tables.

Income Tax Expense

(In millions)	Year Ended December 31, 2001	2000	1999
Current			
Federal	$ 137.3	$ 187.3	$ 139.3
State	18.2	28.1	17.1
Foreign	2.9	4.5	3.6
	158.4	219.9	160.0
Deferred			
Federal	(26.0)	5.4	18.5
State	(7.6)	0.3	4.1
Foreign	—	—	—
	(33.6)	5.7	22.6
Provision for income taxes	$ 124.8	$ 225.6	$ 182.6

Statutory vs. Effective Tax Rate

(In millions)	Year Ended December 31, 2001	2000	1999
Components of income from continuing operations:			
United States	$ 272.1	$ 568.4	$ 458.8
Foreign	19.4	25.2	21.7
Income before income taxes	291.5	593.6	480.5
Statutory tax rate	x 35.0%	x 35.0%	x 35.0%
Federal income tax expense at statutory rate	102.0	207.8	168.2
State income taxes, net of federal benefit	6.9	18.5	13.8
Non-deductible goodwill	13.8	0.9	0.9
Other, net	2.1	(1.6)	(0.3)
Total income tax expense	$ 124.8	$ 225.6	$ 182.6
Effective tax rate	42.8%	38.0%	38.0%

We anticipate that we will generate enough pre-tax income in the future to realize the full benefit of U.S. deferred tax assets related to future deductible amounts. Accordingly, a valuation allowance was not required at December 31, 2001 or 2000.

Note 10 Commitments and Contingent Liabilities

We are currently a party to a class action lawsuit filed in the Superior Court of Orange County, California, relating to the calculation of earned overtime wages for certain of our former and current employees in that state. While the alleged damages in this lawsuit are substantial, we believe that we have meritorious defenses and we are vigorously defending this case. We believe that if an adverse resolution of the litigation occurs, it could have a material adverse effect on our results of operations for the year in which resolution occurs. However, we do not believe that such an adverse resolution would have a material adverse effect on our financial condition or liquidity. The liability, if any, associated with this matter was not determinable at December 31, 2001.

We have various other pending claims, lawsuits, disputes with third parties, investigations and actions incident to the operation of our business. Although occasional adverse settlements or resolutions may occur and negatively impact earnings in the year of settlement, it is our opinion that their ultimate resolution will not have a materially adverse effect on our financial condition or liquidity. The liability, if any, associated with these various matters was not determinable at December 31, 2001.

We lease rather than own most of our facilities. Our retail stores comprise the largest portion of our leased facilities. These stores are located primarily in major shopping malls and shopping centers owned by other companies. Some leases are based on a minimum rental plus a percentage of the store's sales in excess of a stipulated base figure. We also lease distribution centers and office space. In addition, we have capital leases related to our computer and operating systems.

Future minimum rent commitments at December 31, 2001, for all long-term noncancelable leases (net of immaterial amounts of sublease rent income) are included in the following table.

(In millions)	Operating Leases	Capital Leases
2002	$ 172.6	$ 2.4
2003	152.5	—
2004	118.4	—
2005	80.0	—
2006	48.6	—
2007 and thereafter	79.9	—
Total minimum lease payments	$ 652.0	$ 2.4

Future minimum rent commitments in the table above exclude future rent obligations associated with stores closed under the 1996 restructuring plan. Estimated payments to settle future rent obligations associated with these stores have been accrued in the restructuring reserve (see Note 12).

Rent Expense

(In millions)	Year Ended December 31, 2001	2000	1999
Minimum rents	**$ 226.3**	$ 210.3	$ 201.7
Contingent rents	**4.0**	4.9	3.8
Total rent expense	**$ 230.3**	$ 215.2	$ 205.5

Note 11 Employee Separation and Other Costs

During the third quarter of 2001, as part of our effort to control operating costs, we incurred approximately $13.5 million in charges related to a reduction of our labor force, primarily for early retirements and involuntary and voluntary employee severance. In addition, during the fourth quarter, $4.8 million in charges were incurred relating primarily to the closure of RSIS's national commercial installation business. These costs are primarily comprised of severance costs, write-offs of certain fixed assets and future lease commitments. Costs incurred which impact continuing activities were excluded from this charge.

Note 12 1996 Business Restructuring

In 1996 and 1997, we initiated certain restructuring programs in which a number of McDuff, Computer City and Incredible Universe retail stores were closed. We still have certain real estate obligations related to some of these stores. At December 31, 2001, 2000 and 1999, respectively, this accrual totaled $11.8 million, $11.0 million and $14.5 million. During 2001 and 2000, additional provisions of $3.0 million and $0.8 million were recorded, while costs of $2.2 million, $4.3 million and $5.7 million were charged to this liability in 2001, 2000 and 1999, respectively.

Note 13 Minority Interest in Subsidiary

In November 1999, we formed a limited liability company, RadioShack.com LLC, and in January 2000 Microsoft Corporation contributed $100.0 million for 100% of the preferred units in this company. On July 6, 2001, we purchased all of Microsoft's preferred units in RadioShack.com LLC for $88.0 million, thereby eliminating the minority interest in RadioShack.com LLC. The difference in the initial price of the preferred units and repurchase price was treated as a redemption of mandatorily redeemable preferred units, which resulted in an increase to additional paid-in capital.

Note 14 Treasury Stock Repurchase Program

On December 14, 2000, we announced that our Board of Directors had authorized management to purchase up to 10.0 million shares of our common stock. During 2001, 9.3 million shares were repurchased for $250.4 million. Additionally, on December 13, 2001, we announced that our Board of Directors had expanded that existing program to authorize us to purchase up to 25.0 million shares of our common stock. The expanded program has no expiration date.

The purchases under the share repurchase program described above are in addition to the shares required for employee stock purchase plans, which are purchased throughout the year.

Note 15 Stock Options and Performance Awards

We have implemented several plans to award employees stock-based compensation. Under the Incentive Stock Plans ("ISPs") described below, the exercise price of options must be equal to or greater than the fair market value on the date of grant. The 1993, 1997, 1999 and 2001 ISPs each terminate after ten years; no option or award may be granted under the ISPs after the ISP termination date. The Organization and Compensation Committee (the "Committee") specifies the terms for grants of options under these ISPs; terms of these options may not exceed 10 years. Grants of options generally vest over three years. Option agreements issued under the ISPs generally provide that, in the event of a change in control, all options become immediately and fully exercisable. Repricing or exchanging options for lower priced options is not permitted under the ISPs without shareholder approval.

The 1993, 1997, 1999 and 2001 ISPs specify that each of our non-employee directors will receive a grant of non-qualified stock options (options which are not incentive stock options) ("NQs") for 16,000 shares of our common stock on the first business day of September each year ("Director Options"). However, Director Option grants are not made under more than one ISP in the same year. New directors upon election or appointment will receive a one-time grant of 20,000 shares at the time they attend their first Board meeting, and these new directors will not receive the annual Director Option grant until they have served at least one year. Director Options under the 1993 and 1997 ISPs have an exercise price of 100% of the fair market value of our common stock on the trading day prior to the date of grant. Director Options under the 1999 and 2001 ISPs have an exercise price of 100% of the fair market value of a share of our common stock on the date of grant. If a grant is made under the 1999 or 2001 ISPs on a non-trading date, the closest previous trading date is used. Under these four ISPs, one-third of the Director Options vest annually on the first three anniversary dates of the date of grant and options expire ten years after the date of grant.

A brief description of each our stock plans follows:

- **1985 Stock Option Plan ("1985 SOP")**: Under the 1985 SOP, as amended, options to acquire up to 8.0 million shares of our common stock were authorized to be granted to our officers and key management employees. The 1985 SOP terminated in 1995 and no further grants may be made under this plan.
- **1993 Incentive Stock Plan ("1993 ISP")**: The 1993 ISP permits the grant of up to 12.0 million shares in the form of incentive stock options ("ISOs"), NQs and restricted stock. There were 666,566 shares available on December 31, 2001, for grants under the 1993 ISP.
- **1994 Stock Incentive Plan ("1994 SIP")**: On July 30, 1999, we acquired AmeriLink Corporation, which provides services to us as RSIS. As part of the purchase of AmeriLink, we agreed to assume the existing AmeriLink Corporation 1994 Stock Incentive Plan and certain related agreements and to convert AmeriLink's stock options to our stock options, subject to an agreed upon exchange ratio and conversion price. Thus, the AmeriLink 1994 SIP was assumed and adopted by us in 1999. All shares in the 1994 SIP were fully vested on the date of transition and no further grants may be made under this plan. There were certain restricted stock agreements that were also assumed by us at the time of acquisition.
- **1997 Incentive Stock Plan ("1997 ISP")**: The 1997 ISP permits the grant of up to 11.0 million shares in the form of ISOs, NQs and restricted stock. The 1997 ISP provides that the maximum number of shares of our common stock that an eligible employee may receive in any calendar year with respect to options may not exceed 1.0 million shares. There were 572,731 shares available on December 31, 2001, for grants under the 1997 ISP.
- **1999 Incentive Stock Plan ("1999 ISP")**: The 1999 ISP permits the grant of up to 9.5 million shares in the form of NQs to broad based employee groups, primarily our 5,000 plus store managers and to other eligible employees and non-employee directors. Grants of restricted stock, performance awards and options intended to qualify as incentive stock options under the Internal Revenue Code are not authorized under the 1999 ISP. The 1999 ISP provides that the maximum number of shares of our common stock that an eligible employee may receive in any calendar year with respect to options may not exceed 1.0 million shares. There were 58,074 shares available on December 31, 2001, for grants under the 1999 ISP.
- **2001 Incentive Stock Plan ("2001 ISP")**: The 2001 ISP permits the grant of up to 9.2 million shares in the form of ISOs and NQs. The 2001 ISP provides that the maximum number of shares of our common stock that an eligible employee may receive in any calendar year with respect to options may not exceed 0.5 million shares. There were 7,220,875 shares available on December 31, 2001, for grants under the 2001 ISP.

Stock Option Activity: See tables below for a summary of stock option transactions under our stock option plans and information about fixed price stock options.

Restricted Stock: We may also use restricted stock grants to compensate certain of our employees. As of December 31, 2001, 37,844 shares of restricted stock were outstanding, but not fully vested. Compensation expense related to restricted shares is recognized over the related service period. This expense totaled $0.7 million, $1.2 million and $12.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

- **Store Manager Restricted Stock Grants:** On February 1, 1998, we granted approximately 649,500 restricted

Summary of Stock Option Transactions

(Share amounts in thousands)	2001 Shares	2001 Weighted Average Exercise Price	2000 Shares	2000 Weighted Average Exercise Price	1999 Shares	1999 Weighted Average Exercise Price
Outstanding at beginning of year	**15,179**	**$ 34.33**	12,747	$ 29.29	10,154	$ 17.07
Grants [1]	**9,384**	**34.42**	5,003	41.58	6,240	40.41
Exercised	**(378)**	**19.84**	(1,568)	15.55	(3,316)	12.61
Forfeited	**(1,316)**	**38.93**	(1,003)	35.90	(331)	31.14
Outstanding at end of year	**22,869**	**$ 34.34**	15,179	$ 34.33	12,747	$ 29.29
Exercisable at end of year	**9,589**	**$ 31.20**	5,396	$ 25.61	3,449	$ 16.05
Weighted average fair value of options granted during the year	**$ 15.64**		$ 17.79		$ 13.94	

1 The options granted in 2001 increased due to the issuance of options to employees in both February and December of 2001. The December 2001 grant did not include named executive officers or directors.

Fixed Price Stock Options

(Share amounts in thousands)	Options Outstanding: Shares Outstanding at 12/31/01	Options Outstanding: Weighted Average Remaining Contractual Life	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Shares Exercisable at 12/31/01	Options Exercisable: Weighted Average Exercise Price
Range of Exercise Prices					
$ 7.53-25.00	**4,942**	**5.39 years**	**$ 19.49**	**4,573**	**$ 19.22**
27.05-37.19	**5,796**	**8.04**	**28.42**	**1,620**	**28.21**
38.35-38.35	**5,153**	**9.06**	**38.35**	**7**	**38.35**
38.41-46.03	**3,749**	**7.60**	**43.20**	**1,140**	**45.00**
47.31-69.34	**3,229**	**6.74**	**51.00**	**2,249**	**50.67**
$ 7.53-69.34	**22,869**	**7.44 years**	**$ 34.34**	**9,589**	**$ 31.20**

stock awards consisting of 500 shares each to 1,299 store managers. The February 1998 restricted stock awards had a weighted average fair market value of $19.61 per share when granted. This restricted stock grant was to vest at the end of five years on February 2, 2003, if the managers receiving the grants were still employed by us at a store manager or higher position, at that time. However, the grants provided that the restricted shares would vest earlier if our common stock closed at $29.0625 or more for any 20 consecutive trading days beginning February 1, 2000. At December 31, 1999, it was probable that the 348,000 restricted stock awards that remained outstanding under this grant would vest under early vesting provisions. The resulting charge to compensation expense of $14.7 million, including related payroll taxes, was recorded as of December 31, 1999.

- **Other Restricted Stock Grants:** In 1997, the Committee granted a total of 56,000 shares of restricted stock awards to three executive officers. These awards vested ratably over 3 years and were fully vested in 2000. In 1998, the Committee granted a total of 172,000 shares of restricted stock awards to three executive officers. Of these awards, 100,000 shares vested ratably over 3 years and were fully vested in 2001. The remaining 72,000 shares awarded to one officer were to vest on October 23, 2005; however, shares in blocks of 24,000 would vest earlier if our common stock price exceeded certain levels for 15 consecutive trading days. All 72,000 of these shares vested in 1999. In 1999, the Committee granted 10,000 shares of restricted stock awards to two executive officers. These awards were to vest ratably over 3 years; 4,000 of these awards were cancelled in 2000. At December 31, 2001, all of the 1999 shares granted had either vested or been cancelled. In 2000, the Committee granted a total of 66,712 shares of restricted stock awards to 38 executive officers and these awards vest ratably over 3 years, subject to the achievement of certain performance targets each year. At December 31, 2001, 37,844 of the shares granted in 2000 remained outstanding. No restricted awards were granted in 2001.

Pro Forma Information: Pro forma information regarding net income and earnings per share as required by FAS 123 has been determined as if we had accounted for our employee stock options and restricted stock awards under the fair value method of that statement. The fair value of each option is estimated on the date of grant. The weighted average assumptions used for stock option grants in 2001, 2000 and 1999 were, respectively: expected dividend yields of 0.7%, 1.6% and 1.7%; expected volatilities of 42.3%, 37.1% and 30.9%; risk free interest rates of 4.9%, 6.5% and 5.5% and expected lives of six years.

For purposes of pro forma disclosures, the estimated fair value of the options and restricted stock awards is amortized to expense over the vesting period. Our pro forma information follows:

	Year Ended December 31,					
	2001		*2000*		*1999*	
(In millions, except per share amounts)	**As Reported**	**Pro Forma**	As Reported	Pro Forma	As Reported	Pro Forma
Net income available to common shareholders	**$ 161.8**	**$ 106.8**	$ 362.7	$ 327.6	$ 292.4	$ 269.0
Net income available per common share:						
Basic	**$ 0.88**	**$ 0.58**	$ 1.94	$ 1.75	$ 1.51	$ 1.38
Diluted	**$ 0.85**	**$ 0.57**	$ 1.84	$ 1.67	$ 1.43	$ 1.32

Note 16 Deferred Compensation Plans

The Executive Deferred Compensation Plan and the Executive Deferred Stock Plan ("Compensation Plans") became effective on April 1, 1998. These plans permit employees who are corporate or division officers to defer up to 80% of their base salary and/or bonuses. Certain executive officers may defer up to 100% of their base salary and/or bonuses. In addition, officers are permitted to defer delivery of any restricted stock or stock acquired under an NQ stock option exercise that would otherwise vest. Cash deferrals may be made in our common stock or mutual funds; however, restricted stock and stock acquired under an NQ stock option exercise may only be made in our common stock. We match 12% of salary and bonus deferrals in the form of our common stock. We will match an additional 25% of salary and bonus deferrals if the deferral period exceeds five years and the deferrals are invested in our common stock. Payment of deferrals will be made in cash and our common stock in accordance with the employee's specifications at the time of the deferral; payments to the employee will be in a lump sum or in annual installments not to exceed 20 years.

We contributed $1.4 million, $1.3 million and $1.0 million to the Compensation Plans for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 17 Company Stock Plan

Eligible employees may contribute 1% to 7% of their annual compensation to purchase our common stock at the monthly average daily closing price. We match 40%, 60% or 80% of the employee's contribution, depending on his or her length of continuous participation in the Stock Plan. This match is also in the form of our common stock. Company contributions to the Stock Plan amounted to $15.4 million, $16.7 million and $15.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 18 Tandy Fund

The Tandy Fund ("Plan") is a defined contribution plan. Eligible employees may direct their contributions into various investment options, including investing in our common stock. Participants may defer, via payroll deductions, 1% to 8% of their annual compensation. Contributions per participant are limited to certain annual maximums permitted by the Internal Revenue Code. Company contributions are made directly to the Plan through the Tandy Employees Stock Ownership Plan ("TESOP") portion of the Plan. The TESOP is a leveraged employee stock ownership plan. Effective April 1, 2002, participants become fully vested in the contributions we make to the Plan upon completion of three years of service with us.

TESOP Portion of the Plan: On July 31, 1990, the trustee of the Plan borrowed $100.0 million at an interest rate of 9.34%; this amount was paid off on June 30, 2000 ("TESOP Notes"). The Plan trustee used the proceeds from the 1990 issuance of the TESOP Notes to purchase from us 100,000 shares of TESOP Preferred Stock at a price of $1,000 per share. In December 1994, the Plan entered into an agreement with an unrelated third party to refinance up to $16.7 million of the TESOP Notes in a series of six annual notes (the "Refinanced Notes"), beginning December 30, 1994. As of December 31, 1999, the Plan had borrowed all of the $16.7 million for the refinancing of the TESOP Notes. As of December 31, 2001, the Plan had repaid three of the Refinanced Notes totaling $12.9 million. The maturity date for the remaining three Refinanced Notes totaling $3.8 million with interest rates ranging from 5.84% to 7.61% is December 2002. Dividend payments and contributions received by the Plan from us will be used to repay the indebtedness.

Each share of TESOP Preferred Stock is convertible into 87.072 shares of our common stock. The annual cumulative dividend on TESOP Preferred Stock is $75.00 per share, payable semiannually. Because we have guaranteed the repayment of the Refinanced Notes, the indebtedness of the Plan is recognized as a liability in the accompanying Consolidated Balance Sheets. An offsetting charge has been made in the stockholders' equity section of the accompanying Consolidated Balance Sheets to reflect unearned deferred compensation related to the Plan.

Compensation and interest expenses related to the Plan before the reduction for the allocation of dividends are presented below for each year ended December 31:

(In millions)	*2001*	*2000*	*1999*
Compensation expense	$ **6.4**	$ 7.8	$ 8.7
Interest expense	**0.8**	1.4	2.3

Until the Plan year-end following the date when the Refinanced Notes have been paid in full, the TESOP Preferred Stock will be allocated to the participants annually, based on the total debt service made on the indebtedness. As shares of the TESOP Preferred Stock are allocated to Plan participants, compensation expense is recorded and unearned deferred compensation is reduced. Interest expense on the Refinanced Notes is also recognized as a cost of the Plan. The compensation component of the Plan expense is reduced by the amount of dividends accrued on the TESOP Preferred Stock, with any dividends in excess of the compensation expense reflected as a reduction of interest expense.

Contributions made by us to the Plan for the years ended December 31, 2001, 2000 and 1999 totaled $8.6 million, $10.9 million and $12.0 million, respectively, including dividends paid on the TESOP Preferred Stock of $4.9 million, $5.3 million and $5.5 million, respectively.

As of December 31, 2001, 97,200 of the original 100,000 shares of TESOP Preferred Stock had been released to participants' accounts in the Plan, including 35,465 shares of the TESOP Preferred Stock previously withdrawn by participants. The remaining 2,800 shares of TESOP Preferred Stock are available for later release and allocation to participants' accounts over the remaining life of the Refinanced Notes. The appraised value of these remaining shares was $7.4 million at December 31, 2001. The TESOP Preferred Stock has certain liquidation preferences and may be redeemed after July 1, 1994, at specified premiums. As of March 31, 2001, 91,259 of the 97,200 released TESOP Preferred Stock shares had been allocated to participants' Plan accounts. The remaining 5,941 released shares are to be allocated to participants' accounts on March 31, 2002, which is the Plan's annual allocation date.

Note 19 Preferred Share Purchase Rights

In July 1999, the Board of Directors amended and restated a stockholder rights plan which declared a dividend of one right for each outstanding share of our common stock. The rights plan, as amended and restated, will expire on July 26, 2009. The rights are currently represented by our common stock certificates. When the rights become exercisable, they will entitle each holder to purchase 1/10,000th of a share of our Series A Junior Participating Preferred Stock for an exercise price of $250 (subject to adjustment). The rights will become exercisable and will trade separately from the common stock only upon the date of public announcement that a person, entity or group ("Person") has acquired 15% or more of our outstanding common stock without the consent or approval of the disinterested directors ("Acquiring Person") or ten days after the commencement or public announcement of a tender or exchange offer which would result in any Person becoming an Acquiring Person. In the event that any Person becomes an Acquiring Person, the rights will be exercisable for 60 days thereafter for our common stock with a market value (as determined under the rights plan) equal to twice the exercise price. In the event that, after any Person becomes an Acquiring Person, we engage in certain mergers, consolidations, or sales of assets representing 50% or more of our assets or earning power with an Acquiring Person (or Persons acting on behalf of or in concert with an Acquiring Person) or in which all holders of common stock are not treated alike, the rights will be exercisable for common stock of the acquiring or surviving company with a market value (as determined under the rights plan) equal to twice the exercise price. The rights will not be exercisable by any Acquiring Person. The rights are redeemable at a price of $0.01 per right prior to any Person becoming an Acquiring Person or, under certain circumstances, after a Person becomes an Acquiring Person.

Note 20 Termination Protection Plans

In August 1990 and in May 1995, our Board of Directors approved termination protection plans and amendments to the termination protection plans, respectively. These plans provide for defined termination benefits to be paid to our eligible employees who have been terminated, without cause, following a change in control of our company. In addition, for a certain period of time following an employee's termination, we, at our expense, must continue to provide on behalf of the terminated employee certain employment benefits. In general, during the twelve months following a change in control, we may not terminate or change existing employee benefit plans in any way which would affect accrued benefits or decrease the rate of our contribution to the plans.

Note 21 Dividends Declared

We declared dividends of $0.165, $0.220 and $0.205 for the years 2001, 2000 and 1999, respectively. On July 25, 2001, we announced that we would pay cash dividends on an annual, instead of quarterly, basis beginning in 2002. Dividends declared in 2002 and thereafter, if any, will be paid annually in December.

Note 22 Supplemental Cash Flow Information

Cash flows from operating activities included cash payments as follows:

(In millions)	Year Ended December 31, 2001	2000	1999
Interest paid	$ 48.4	$ 54.0	$ 35.2
Income taxes paid	171.2	169.0	81.8

Note 23 Quarterly Data (Unaudited)

As our operations are predominantly retail oriented, business is subject to seasonal fluctuations, with the December 31 quarter being the most significant in terms of sales and profits because of the winter holiday selling season.

Quarterly Data (Unaudited)

(In millions, except per share amounts)	Three Months Ended March 31	June 30	Sept. 30	Dec. 31
Year ended December 31, 2001:				
Net sales and operating revenues	**$1,139.5**	**$1,039.5**	**$1,080.9**	**$1,515.8**
Gross profit	**$ 546.5**	**$ 512.4**	**$ 526.0**	**$ 711.9** [1]
Net income	**$ 46.5**	**$ 41.2**	**$ 43.8**	**$ 35.2** [2]
Preferred dividends	**$ 1.3**	**$ 1.2**	**$ 1.2**	**$ 1.2**
Net income available to common shareholders	**$ 45.2**	**$ 40.0**	**$ 42.6**	**$ 34.0**
Net income available per common share:				
Basic	**$ 0.24**	**$ 0.22**	**$ 0.23**	**$ 0.19**
Diluted	**$ 0.23**	**$ 0.21**	**$ 0.23**	**$ 0.18**
Shares used in computing earnings per common share:				
Basic	**186.6**	**185.9**	**183.2**	**179.5**
Diluted	**195.5**	**193.1**	**189.9**	**186.3**
Year ended December 31, 2000:				
Net sales and operating revenues	$ 1,047.3	$ 1,023.3	$ 1,140.4	$ 1,583.7
Gross profit	$ 516.0	$ 533.6	$ 565.4	$ 754.6
Net income	$ 69.7	$ 75.4	$ 77.1	$ 145.8
Preferred dividends	$ 1.4	$ 1.3	$ 1.3	$ 1.3
Net income available to common shareholders	$ 68.3	$ 74.1	$ 75.8	$ 144.5
Net income available per common share:				
Basic	$ 0.36	$ 0.40	$ 0.41	$ 0.77
Diluted	$ 0.35	$ 0.38	$ 0.39	$ 0.74
Shares used in computing earnings per common share:				
Basic	188.9	187.0	186.7	186.6
Diluted	198.9	197.2	197.8	196.5

1 In the fourth quarter of 2001, gross profit was reduced by a $26.2 million charge for a write-down of non-strategic inventory product lines which we intend to exit.

2 In the fourth quarter of 2001, we recorded the following significant expenses:

- *$39.8 million for the impairment of long-lived assets;*
- *$44.8 million for the sale of our corporate headquarters;*
- *$7.6 million for the closure of 35 underperforming stores; and*
- *$4.8 million for the closure of our national commercial installation business.*

Selected Financial Data

RADIOSHACK CORPORATION AND SUBSIDIARIES

(Dollars and shares in millions, except per share amounts and ratios)	Year Ended December 31, 2001	2000	1999	1998 [1]	1997
Statements of Income Data					
Net sales and operating revenues	**$4,775.7**	$ 4,794.7	$ 4,126.2	$ 4,787.9	$ 5,372.2
Operating income	**$ 359.3**	$ 629.7	$ 497.3	$ 134.3	$ 336.8
Net income	**$ 166.7**	$ 368.0	$ 297.9	$ 61.3	$ 186.9
Net income available per common share:					
Basic	**$ 0.88**	$ 1.94	$ 1.51	$ 0.28	$ 0.84
Diluted	**$ 0.85**	$ 1.84	$ 1.43	$ 0.27	$ 0.82
Shares used in computing earnings per common share:					
Basic	**183.8**	187.3	194.2	201.2	214.4
Diluted	**191.2**	197.7	205.0	211.4	224.5
Gross profit as a percent of sales	**48.1%**	49.4%	50.5%	41.9%	37.5%
SG&A expense as a percent of sales	**35.9%**	34.1%	36.2%	33.0%	29.4%
Balance Sheet Data					
Inventories	**$ 949.8**	$ 1,164.3	$ 861.4	$ 912.1	$ 1,205.2
Total assets	**$2,245.1**	$ 2,576.5	$ 2,142.0	$ 1,993.6	$ 2,317.5
Working capital	**$ 887.9**	$ 585.8	$ 478.1	$ 419.1	$ 739.1
Capital structure:					
Current debt	**$ 105.5**	$ 478.6	$ 188.9	$ 233.2	$ 299.5
Long-term debt	**$ 565.4**	$ 302.9	$ 319.4	$ 235.1	$ 236.1
Total debt	**$ 670.9**	$ 781.5	$ 508.3	$ 468.3	$ 535.6
Total debt, net of cash and cash equivalents	**$ 269.5**	$ 650.8	$ 343.7	$ 403.8	$ 429.7
Stockholders' equity	**$ 778.1**	$ 880.3	$ 830.7	$ 848.2	$ 1,058.6
Total capitalization	**$1,449.0**	$ 1,661.8	$ 1,339.0	$ 1,316.5	$ 1,594.2
Long-term debt as a % of total capitalization	**39.0%**	18.2%	23.9%	17.9%	14.8%
Total debt as a % of total capitalization [2]	**46.3%**	47.0%	38.0%	35.6%	33.6%
Book value per common share at year end	**$ 4.40**	$ 4.74	$ 4.36	$ 4.35	$ 5.17
Financial Ratios					
Return on average stockholders' equity	**20.1%** [3]	43.0%	35.5% [4]	6.4% [5]	16.1%
Return on invested capital [6]	**11.4%** [3]	22.1%	26.5% [4]	3.5% [5]	13.2%
Return on average assets	**6.9%** [3]	15.6%	14.4% [4]	2.8% [5]	7.6%
Annual inventory turnover	**2.3**	2.4	2.3	2.6	2.6
Ratio of earnings to fixed charges [7]	**3.28**	5.69	5.51	1.84	3.52
Other Data					
Dividends declared per common share	**$ 0.165**	$ 0.220	$ 0.205	$ 0.200	$ 0.200
Dividends paid per common share	**$ 0.220**	$ 0.220	$ 0.200	$ 0.200	$ 0.200
Capital expenditures	**$ 139.2**	$ 119.6	$ 102.4	$ 131.5	$ 118.4
Number of RadioShack outlets at year end	**7,373**	7,199	7,186	7,030	6,906
Average square footage per company-owned store	**2,350**	2,300	2,300	2,200	2,200
Comparable company-owned store sales increase	**1%**	11%	12%	7%	2%

This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related Notes.

1 *Includes operations of Computer City, Inc. for only eight months, due to the sale to CompUSA Inc. on August 31, 1998.*

2 *Total debt includes capital leases and TESOP indebtedness. Capitalization is defined as total debt plus total stockholders' equity.*

3 *Excluding $125.1 million (net of taxes) for charges related to loss on sale of assets, impairment of long-lived assets, employee separation and other related costs, provision for loss on Internet-related investment, and store closure and non-strategic inventory charges in 2001, return on average stockholders' equity would have been 33.0%, return on invested capital would have been 19.9%, and return on average assets would have been 12.1%.*

4 *Excluding a $5.9 million (net of taxes) provision related to restricted stock awards in 1999, return on average stockholders' equity would have been 33.1%, return on invested capital would have been 27.1%, and return on average assets would have been 14.7%.*

5 *Excluding $183.9 million (net of taxes) for provisions related to restricted stock awards and loss on sale of Computer City, Inc., as well as Computer City, Inc. operating losses and other business write-downs in 1998, return on average stockholders' equity would have been 23.6%, return on invested capital would have been 21.0%, and return on average assets would have been 11.4%.*

6 *Return on invested capital is defined as adjusted operating income divided by invested capital. Adjusted operating income is calculated by adding back goodwill charges and adding implied interest on operating leases to operating income; this total is then reduced by cash income taxes paid to arrive at adjusted operating income. Invested capital is the sum of working capital; property, plant and equipment, net; other assets; the present value of operating leases and accumulated goodwill amortization. When arriving at invested capital, working capital and other assets are reduced by accounts and notes receivable which we do not consider a normal part of our business.*

7 *Earnings used in computing the ratio of earnings to fixed charges consist of pre-tax earnings and fixed charges. Fixed charges are defined as interest expense related to debt, amortization expense related to deferred financing costs and a portion of rental charges.*

TRADING PRICE RANGE AND DIVIDENDS

(Per share)	Quarter Ended March 31, 2001	Quarter Ended March 31, 2000	Quarter Ended June 30, 2001	Quarter Ended June 30, 2000	Quarter Ended September 30, 2001	Quarter Ended September 30, 2000	Quarter Ended December 31, 2001	Quarter Ended December 31, 2000
High	**56.50**	57.25	**38.50**	59.50	**33.85**	69.75	**31.60**	72.94
Low	**31.31**	35.06	**25.27**	38.25	**20.10**	45.56	**23.11**	39.34
Close	**36.69**	50.75	**30.50**	47.38	**24.25**	64.63	**36.10**	42.81
Dividends declared	**$ 0.055**	$ 0.055	**$ 0.055**	$ 0.055	**$ 0.055**	$ 0.055	**$ —**	$ 0.055
Stockholders and nominees of record							**29,123**	26,397

The common stock prices are based on the reported high, low and closing sale prices reported in the composite transactions quotations of consolidated tracking for issues on the New York Stock Exchange.

CORPORATE OFFICES

100 Throckmorton Street,
Suite 1800
Fort Worth, Texas 76102
(817) 415-3700

ANNUAL MEETING

10 a.m. May 16, 2002
Answers University
300 W. 3rd Street, Suite 128
Fort Worth, Texas 76102

COMMON STOCK

Transfer Agent and Registrar:
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
1-888-218-4374
http://www.equiserve.com

STOCK EXCHANGE LISTING

New York Stock Exchange
Common Stock
(Ticker Symbol "RSH")


RSH
LISTED
NYSE

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Fort Worth, Texas

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

"RadioShack Shares" direct stock purchase and dividend reinvestment plan provides a low-cost convenient way for prospective and existing investors to purchase shares of RadioShack common stock. The plan administrator for RadioShack Shares is Equiserve Trust Company, N.A. A prospectus and information package may be obtained by calling (888) 218-4374, toll free.

FORM 10-K AVAILABLE

RadioShack Corporation's 2001 Annual Report to the Securities and Exchange Commission may be obtained without charge after March 31, 2002 by writing:
RadioShack Corporation
Shareholder Services Department
100 Throckmorton Street, Suite 1700
P. O. Box 17180
Fort Worth, Texas 76102
or by telephone: (817) 415-3022

INTERNET ADDRESS

Major press releases and other information are available on RadioShack's home page:
http://www.radioshackcorporation.com

INVESTOR RELATIONS

100 Throckmorton Street, Suite 1800
Fort Worth, Texas 76102
(817) 415-6675

RadioShack Corporation is an Equal Opportunity Employer.
Printed in the U.S.A.

100 Throckmorton Street, Suite 1800 Fort Worth, Texas 76102 www.radioshackcorporation.com www.radioshack.com

023-AR-01